ArcelorMittal

Indenture

Dated as of May 20, 2009

HSBC BANK USA, NATIONAL ASSOCIATION

Trustee

ArcelorMittal

and

HSBC Bank USA, National Association

Reconciliation and tie between Trust Indenture Act of 1939 and

Indenture, dated as of May 20, 2009

Trust Indenture Act Section	Indenture Section
§310(a)(1)	6.09
(a)(2)	6.09
(a)(3)	Not Applicable
(a)(4)	Not Applicable
(a)(5)	6.09
(b)	6.08
6.10
§311(a)	6.13
(b)	6.13
(c)	Not Applicable
§312(a)	7.01
7.02(a)
(b)	7.02(b)
(c)	7.02(c)
§313(a)	7.03(a)
(b)	7.03(b)
(c)	7.03(b)
7.03(c)
(d)	7.03(c)
§314(a)(1)(2) and (3)	7.04
(a)(4)	10.05
(b)	Not Applicable
(c)(1)	1.02
(c)(2)	1.02
(c)(3)	Not Applicable
(d)	Not Applicable
(e)	1.02
§315(a)	6.01(a)
(b)	6.02
(c)	6.01(b)
(d)	6.01(c)
(d)(1), (2) and (3)	6.01(c)
(e)	5.12
§316(a)	1.01
(a)(1)(A)	5.05
(a)(1)(B)	5.04
(a)(2)	Not Applicable
(b)	5.07 and 5.08
(c)	1.04
§317(a)(1)	5.08
(a)(2)	5.09
(b)	6.06
§318(a)	1.07

Note: This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

i

ArcelorMittal

and

HSBC Bank USA, National Association

Indenture, dated as of May 20, 2009

Reference is made to the following provisions of the Trust Indenture Act of 1939, as amended, which establish certain duties and responsibilities of the Company and the Trustee which may not be set forth fully in this Indenture:

Section	Subject
310(b)	Disqualifications of Trustee for conflicting interest

311	Preferential collection of claims of Trustee as creditor of Company

312(a)	Periodic filing of information by Company with Trustee

312(b)	Access of Securityholders to information

313(a)	Annual report of Trustee to Securityholders

313(b)	Additional reports of Trustee to Securityholders

314(a)	Reports by Company, including annual compliance certificate

314(c)	Evidence of compliance with conditions precedent

315(a)	Duties of Trustee prior to default

315(b)	Notice of default from Trustee to Securityholders

315(c)	Duties of Trustee in case of default

315(d)	Provisions relating to responsibility of Trustee

315(e)	Assessment of costs against litigating Securityholders in certain circumstances

316(a)	Directions and waivers by Securityholders in certain circumstances

316(b)	Prohibition of impairment of right of Securityholders to payment

316(c)	Right of Company to set record date for certain purposes

317(a)	Special powers of Trustee

318(a)	Provisions of Act to control in case of conflict

v

INDENTURE, dated as of May 20, 2009, between ArcelorMittal, a société anonyme incorporated under Luxembourg law (hereinafter called the “Company”), and HSBC Bank USA, National Association (hereinafter called the “Trustee”).

RECITALS OF THE COMPANY

The Company has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness (hereinafter called the “Securities”), to be issued in one or more series as is provided in this Indenture.

All things necessary to make this Indenture a valid agreement of the Company, in accordance with its terms, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities or of a series thereof, as follows:

ARTICLE 1

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 1.01. Definitions. For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

(b) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein; and

(c) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

Certain terms, used principally in Article 6, are defined in that Article.

“Act”, when used with respect to any Holder, has the meaning specified in Section 1.04.

“Additional Amounts” has the meaning specified in Section 10.11.

“Additional Basis Points” has the meaning specified in Section 11.03.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Accounting Standards” means the International Financial Reporting Standards as issued by the International Accounting Standards Board, as amended from time to time.

“Asset(s)” of any Person means, all or any part of its business, undertaking, property, assets, revenues (including any right to receive revenues) and uncalled capital, wherever situated.

“Authenticating Agent” means any Person authorized by the Trustee pursuant to Section 6.14 to act on behalf of the Trustee to authenticate Securities of one or more series.

“Authorized Newspaper” means a newspaper, in the English language or in an official language of the country of publication, customarily published on each Business Day, whether or not published on Saturdays, Sundays or holidays, and of general circulation in the place in connection with which the term is used or in the financial community of such place. Where successive publications are required to be made in Authorized Newspapers, the successive publications may be made in the same or in different newspapers in the same city meeting the foregoing requirements and in each case on any Business Day.

“Authorized Officer”, means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Corporate Secretary, any Vice-President, any Finance Special Proxy Holder of such Person or any member of the Group Management Board.

“Board of Directors” means:

(a) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(b) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(c) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(d) with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means a resolution of the Board of Directors, in relation to which a certificate of the Corporate Secretary or an Authorized Officer of the Company certifying due authorization of the matter(s) set forth in such resolution and certifying that such resolution is in full force and effect on the date of such certification, has been delivered to the Trustee.

“Book-Entry Security” means a Security bearing the legend specified in Section 2.04, evidencing all or part of a series of Securities, issued to the Depository for such series or its nominee, and registered in the name of such Depository or such nominee. Book-Entry Securities shall not be deemed to be Securities in global form for purposes of Sections 2.01 and 2.03 and Article 3 of the Indenture.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of New York, Paris or Luxembourg or a place of payment (which shall have been notified in writing to the Trustee) are authorized by law, regulation or executive order to close.

“Capital Stock”, as applied to the stock of any corporation, means the capital stock of every class whether now or hereafter authorized, regardless of whether such capital stock shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of such corporation.

“Change of Control” means an event whereby a Person (or a group of Persons acting in concert) other than one or more members of the Mittal Family controls or acquires control of the Company; provided that a Change of Control shall not be deemed to have occurred unless, within the Change of Control Period, (i) if the Company’s long-term, unsecured and unsubordinated indebtedness is rated by any one or more Rating Agencies, a Rating Downgrade in respect of that Change of Control occurs and, in the case only of such Rating Downgrade occurring within the Potential Change of Control Period, the relevant Rating Agency does not, within the Potential Change of Control Period, reverse such Rating Downgrade so that the Company’s long-term, unsecured and unsubordinated indebtedness has the same or a better credit rating attributed by such Rating Agency than before such Rating Downgrade occurred, or (ii) if the Company’s long-term, unsecured and unsubordinated indebtedness is not rated by any one or more Rating Agencies, a Negative Rating Event in respect of that Change of Control occurs. For purposes of this definition, “control” means the power to direct the management and policies of an entity, whether through the ownership of voting capital, by contract or otherwise.

“Change of Control Period” means the period commencing on the earlier of (i) the date of the first public announcement of the relevant Change of Control having occurred and (ii) the first day of the Potential Change of Control Period, and ending 90 days after the date of the first public announcement of the relevant Change of Control having occurred (the “Initial End Date”), provided that if one or more Rating Agencies has on or prior to the Initial End Date publicly announced that it has placed the rating of the Company’s long-term, unsecured and unsubordinated indebtedness under consideration for rating downgrade (the “Placing on Credit Watch”), the Change of Control Period shall be extended to the earlier of (i) the later of (a) the date which falls 60 days after the date of the Placing on Credit Watch and (b) the Initial End Date or (ii) the date which falls 60 days after the Initial End Date.

“Clearstream” means Clearstream Banking, a société anonyme, or its successor.

“Closing Date” means the date on which the notes are deposited with The Depository Trust Company, or DTC, as depositary.

“Commission” means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

“Common Depository” has the meaning specified in Section 3.04.

“Company” means the Person named as the “Company” in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Company” shall mean such successor Person.

“Company Request” and “Company Order” mean, respectively, a written request or order signed in the name of the Company by two Authorized Officers of the Company, and delivered to the Trustee.

“Consolidated Financial Statements” means the Company’s most recently published:

(a) audited annual consolidated financial statements, as approved by the annual general meeting of its shareholders and certified by an independent auditor; or, as the case may be,

(b) unaudited (but subject to a “review” from an independent auditor) consolidated half-year financial statements, as approved by the Board of Directors,

in each case prepared in accordance with Applicable Accounting Standards.

“Consolidated Net Assets” means total assets after deducting therefrom all current liabilities as set forth on the most recent balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

“Corporate Trust Office” means the principal office of the Trustee at which at any time its corporate trust business shall be administered, which office at the date hereof is located at 10 East 40th Street, 14th Floor, New York, New York 10016, United States, Attention: Corporate Trust and Loan Services, or such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Company).

“Covenant Defeasance” has the meaning specified in Section 4.03.

“Defaulted Interest” has the meaning specified in Section 3.07.

“Depository” means with respect to the Securities of any series issuable or issued in whole or in part in the form of one or more Book-Entry Securities, the clearing agency registered under the Exchange Act, specified for that purpose contemplated by Section 3.01. The Company initially appoints DTC to act as Depository with respect to the Securities.

“Dollar or $” means a dollar or other equivalent unit in such coin or currency of the United States as at the time shall be legal tender for the payment of public and private debts.

“DTC” means The Depository Trust Company.

“Euroclear” means the operator of the Euroclear System.

“Event of Default” has the meaning specified in Section 5.01.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Date” has the meaning specified in Section 3.04.

“Existing Security” means any Security granted by any Person over its Assets in respect of any Relevant Indebtedness and which is existing at the Closing Date or at the time any such Person becomes a Material Subsidiary or whose business and/or activities, in whole or in part, are assumed by or vested in the Company or a Material Subsidiary after the Closing Date (other than any Security created in contemplation thereof) or any substitute Security created over those Assets (or any part thereof) in connection with the refinancing of the Relevant Indebtedness secured on those Assets provided that the principal, nominal or capital amount secured on any such Security may not be increased.

“Fitch” means Fitch, Inc. and its successors.

“Funded Debt” means (i) all indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower and (ii) rental obligations payable more than 12 months from such date under leases which are capitalized in accordance with generally accepted accounting principles (such rental obligations to be included as Funded Debt at the amount so capitalized and to be included for the purposes of the definition of Consolidated Net Assets both as an asset and as Funded Debt at the amount so capitalized).

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and payment for which the United States pledges its full faith and credit.

“Group” means the Company and its Subsidiaries taken as a whole.

“Holder” means the Person in whose name the Security is registered in the Security Register.

“Indenture” means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof and shall include the terms of a particular series of Securities established as contemplated by Section 3.01.

“interest”, when used with respect to an Original Issue Discount Security which by its terms bears interest only after Maturity, means interest payable after Maturity.

“Interest Payment Date”, when used with respect to any Security, means the Stated Maturity of an installment of interest on such Security.

“Investment Grade Rating” means a rating equal to or higher than Baa3 by Moody’s (or its equivalent under any successor rating category of Moody’s), BBB- by S&P (or its equivalent under any successor rating category of S&P) and BBB- by Fitch (or its equivalent under any successor rating category of Fitch) and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies selected by the Company.

“Judgment Currency” has the meaning specified in Section 1.17.

“Legal Defeasance” has the meaning specified in Section 4.02.

“Legal Holiday” has the meaning specified in Section 1.16.

“Material Subsidiary” means, at any time, a Subsidiary of the Company whose gross assets or pre-tax profits (excluding intra-Group items) then equal or exceed 5% of the gross assets or pre-tax profits of the Group.

For this purpose:

(a) the gross assets or pre-tax profits of a Subsidiary will be determined from its financial statements (unconsolidated if it has Subsidiaries) upon which the latest audited Consolidated Financial Statements of the Group have been based;

(b) if a company becomes a member of the Group after the date on which the latest audited Consolidated Financial Statements of the Group have been prepared, the gross assets or pre-tax profits of that Subsidiary will be determined from its latest financial statements;

(c) the gross assets or pre-tax profits of the Group will be determined from its latest audited Consolidated Financial Statements, adjusted (where appropriate) to reflect the gross assets or pre-tax profits of any company or business subsequently acquired or disposed of; and

(d) if a Material Subsidiary disposes of all or substantially all of its assets to another Subsidiary of ours, it will immediately cease to be a Material Subsidiary and the other Subsidiary (if it is not already) will immediately become a Material Subsidiary; the subsequent financial statements of those Subsidiaries and the Group will be used to determine whether those Subsidiaries are Material Subsidiaries or not.

If there is a dispute as to whether or not a company is a Material Subsidiary, a certificate of the Company’s auditors will be, in the absence of manifest error, conclusive and binding on the Company and the Holders.

“Material Subsidiary Insolvency Event” has the meaning specified in Section 5.01(f).

“Maturity”, when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or, herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

“Mittal Family” means Mr. and/or Mrs. L.N. Mittal and/or their family (acting directly or indirectly through trusts and/or other entities controlled by any of the foregoing).

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Negative Rating Event” means the Company does not within the Change of Control Period obtain an Investment Grade Rating for the Company’s long-term, unsecured and unsubordinated indebtedness from at least one Rating Agency.

“New York Banking Day” has the meaning specified in Section 1.17.

“Officer’s Certificate” means a certificate signed on behalf of the Company by an Authorized Officer (as defined above) of the Company, that meets the requirements of Section 1.02 hereof.

“Opinion of Counsel” means a written opinion of counsel, who may be an employee of or counsel to the Company or any Subsidiary of the Company reasonably satisfactory to the Trustee.

“Original Issue Discount Security” means any Security that provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Stated Maturity thereof.

“Outstanding”, when used with respect to Securities of all series or Securities of any series means, as of the date of determination, all such Securities theretofore authenticated and delivered under this Indenture, except:

(i) Such Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(ii) Such Securities or portions thereof for whose payment or redemption, or in the case of a Change of Control Offer, purchase (a) money in the necessary amount has been theretofore deposited in trust with the Trustee or any Paying Agent (other than the Company) or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities or (b) U.S. Government Obligations as contemplated by Section 4.02 in the necessary amount have been theretofore deposited in satisfaction of the requirements of Section 4.02 with the Trustee (or another trustee satisfying the requirements of Section 6.09) in trust for the Holders of such Securities in accordance with Section 4.04; provided that, if such Securities are to be redeemed or purchased, notice of such redemption or purchase has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made; and

(iii) Such Securities which have been paid pursuant to Section 3.06 or in exchange for, or in lieu of, which other Securities have been authenticated and delivered pursuant to this Indenture other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands such Securities are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of such Outstanding Securities have given any request, demand, authorization direction, notice, consent or waiver hereunder or whether a quorum is present at a meeting of Holders of such Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Stated Maturity thereof pursuant to Section 7.02, (ii) the principal amount of Securities denominated in more than one currency (including composite currencies) shall be the U.S. Dollar equivalent (determined, unless otherwise provided as contemplated by Section 3.01, on the basis of the spot rate of exchange, on the date of such determination, for any currency other than Dollars as determined by the Company or by an authorized exchange rate agent and evidenced to the Trustee by an Officer’s Certificate) of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. Dollar equivalent on the date of such determination of the amount determined as provided in (i) above) of such Securities, and (iii) Securities owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, or upon any such determination as to the presence of a quorum only Securities which a Responsible Officer of the Trustee actually knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or such other obligor. For purposes of clause (ii) above, an exchange rate agent may be authorized in advance or from time to time by the Company, and may be the Trustee. Any such determination by the Company or by any such exchange rate agent shall be conclusive and binding on all Holders of Securities, and the Trustee, and neither the Company nor such exchange rate agent shall be liable therefor in the absence of bad faith.

“Paying Agent” means any Person (including the Company) authorized by the Company to pay the principal of (and premium, if any) or interest, if any, of any Securities on behalf of the Company.

“Permitted Security” means:

(a) any Existing Security;

(b) any Security granted in respect of or in connection with any Securitization Indebtedness; or

(c) any Security securing Project Finance Indebtedness, but only to the extent that the Security Interest is created on an asset of the project being financed by the relevant Project Finance Indebtedness (and/or the shares in, and/or shareholder loans to, the company conducting such project where such company has no assets other than those relating to such project).

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Place of Payment”, when used with respect to any series of Securities, means the place or places where, subject to the provisions of Section 10.02, the principal of (and premium, if any) and interest, if any, on the Securities of that series are payable as specified as contemplated by Section 3.01.

“Potential Change of Control Period” means the period commencing on the date of the first public announcement of a potential Change of Control by the Company, or by any actual or potential bidder or any adviser thereto, and ending on the date of the first public announcement of the relevant Change of Control.

“Predecessor Security” of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security, and, for the purposes of this definition, any Security authenticated and delivered under Section 3.06 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security.

“Process Agent” has the meaning specified in Section 1.15.

“Project Finance Indebtedness” means any indebtedness incurred by a debtor to finance the ownership, acquisition, construction, development and/or operation of an Asset or connected group of Assets in respect of which the Person or Persons to whom such indebtedness is, or may be, owed have no recourse for the repayment of or payment of any sum relating to such indebtedness other than:

(a) recourse to such debtor or its Subsidiaries for amounts limited to the cash flow from such Asset; and/or

(b) recourse to such debtor generally, or to a member of the Group, which recourse is limited to a claim for damages (other than liquidated damages and damages required to be calculated in a specific way) for breach of an obligation, representation or warranty (not being a payment obligation, representation or warranty or an obligation, representation or warranty to procure payment by another or an obligation, representation or warranty to comply or to procure compliance by another with any financial ratios or other test of financial condition) by the Person against whom such recourse is available; and/or

(c) if:

(i) such debtor has been established specifically for the purpose of constructing, developing, owning and/or operating the relevant Asset or connected group of Assets; and

(ii) such debtor owns no Assets and carries on no business which is not related to the relevant Asset or connected group of Assets,

recourse to all the material Assets and undertaking of such debtor and the shares in the capital of such debtor and shareholder loans made to such debtor.

“Rating Agency” means (a) each of Moody’s, S&P and Fitch; (b) if any of Moody’s, S&P or Fitch ceases to rate the Securities or fails to make a rating of the Securities publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by the Company (as certified by a certificate of officers confirming the decision of the Company’s Board of Directors) to act as a replacement rating agency for Moody’s, S&P or Fitch or all of them, as the case may be.

“Rating Downgrade” means the credit rating previously assigned to the Company’s long-term, unsecured and unsubordinated indebtedness by any Rating Agency is (a) withdrawn or (b) is changed from investment grade to non-investment grade (for example, from BBB- to BB+ by S&P, or worse) or (c) if the credit rating previously assigned by the relevant Rating Agency was below investment grade, is lowered one rating notch (for example, from BB+ to BB by S&P), and such Rating Agency shall have publicly announced or confirmed in writing to the Company that such withdrawal or downgrade is principally the result of any event or circumstance comprised in or arising as a result of, or in respect of, the Change of Control or potential Change of Control.

“Redemption Date”, when used with respect to any Security to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

“Redemption Price”, when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture or in such Security (including any premium with respect thereto).

“Regular Record Date” for the interest payable on any Interest Payment Date on the Securities of any series means the date specified for that purpose as contemplated by Section 3.01.

“Relevant Indebtedness” means any indebtedness for borrowed money represented by bonds, notes or other debt instruments which are for the time being quoted or listed on any stock exchange or other similar regulated securities market.

“Relevant Jurisdiction” has the meaning specified in Section 10.11.

“Required Currency” has the meaning specified in Section 1.17.

“Responsible Officer”, when used with respect to the Trustee, means any officer within the corporate trust department of the Trustee (or any successor group of the Trustee) including any vice president, assistant vice president, assistant treasurer, assistant secretary or any other officer or assistant officer of the Trustee customarily performing functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred at the Trustee’s principal Corporate Trust Office because of his knowledge of and familiarity with the particular subject.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Securities” has the meaning stated in the first recital of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture.

“Security” means any Security substantially in the form of the Security set forth in Exhibit A or established pursuant to Section 2.01 which is registered in the Security Register.

“Security Register” and “Security Registrar” have the respective meanings specified in Section 3.05.

“Securitization Indebtedness” means any Relevant Indebtedness that is incurred in connection with any securitization, asset repackaging, factoring or like arrangement or any combination thereof of any assets, revenues or other receivables where the recourse of the Person making the Relevant Indebtedness available or entering into the relevant arrangement or agreement(s) is limited fully or substantially to such assets or revenues or other receivables.

“Special Record Date” for the payment of any Defaulted Interest on the Securities of any series means a date fixed by the Trustee pursuant to Section 3.07.

“Stated Maturity”, when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable.

“Subsidiary” means:

(a) an entity of which a Person has direct or indirect control or owns directly or indirectly more than 50% of the voting capital or similar right of ownership (and control for this purpose means the power to direct the management and the policies of the entity whether through the ownership of voting capital, by contract or otherwise); and

(b) in relation to the Company, an entity that fulfils the definition in paragraph (a) above and which is included in the Consolidated Financial Statements on a fully integrated basis.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this instrument until a successor trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder, and if at any time there is more than one such Person, “Trustee” as used with respect to the Securities of any series shall mean the Trustee with respect to Securities of that series.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, and as it may be further amended from time to time.

“United States” means the United States of America (including the States and the District of Columbia), its territories and possessions and other areas subject to its jurisdiction.

“United States Alien” means any Person who, for United States Federal income tax purposes, is a foreign corporation, a non-resident alien individual, a non-resident alien fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, for United States Federal income tax purposes, a foreign corporation, a non-resident alien individual or non-resident alien fiduciary of a foreign estate or trust.

“U.S. Government Obligations” means securities which are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such obligation evidenced by such depository receipt or a specific payment of interest on or principal of any such obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the obligation set forth in (i) or (ii) above or the specific payment of interest on or principal of such obligation evidenced by such depository receipt.

“Voting Stock” means Capital Stock of a corporation of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power upon the occurrence of any contingency).

Section 1.02. Compliance Certificates and Opinions. Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee an Officer’s Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(a) a statement that each individual signing such certificate or opinion has read such condition or covenant and the definitions herein relating thereto;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such condition or covenant has been complied with; and

(d) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

Section 1.03. Form of Documents Delivered to Trustee. In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous.

Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an Authorized Officer or Authorized Officers, of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Section 1.04. Acts of Holders.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record, or both, are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments and any such record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments or so voting at any such meeting. Proof of execution of any such instrument or of a writing appointing any such agent or proxy, or of the holding by any Person of a Security, shall be sufficient for any purpose of this Indenture and (subject to Section 6.01) conclusive in favor of the Trustee and the Company and any agent of the Company, if made in the manner provided in this Section. The record of any meeting of Holders of Securities shall be proved in the manner provided in Section 13.06.

(b) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of any notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by an officer of a corporation or association or a member of a partnership, or an official of a public or governmental body, on behalf of such corporation, association, partnership or public or governmental body or by a fiduciary, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution by any Person of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which shall be satisfactory to the Trustee.

(c) The principal amount and serial numbers of Securities held by any Person, and the date of holding the same, shall be proved by the Security Register.

(d) Any request, demand, authorization, direction, notice, consent, waiver or other action of the Holder of any Security shall bind every future

Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

(e) With respect to the Securities of any series, upon receipt by the Trustee of (i) any written notice directing the time, method or place of conducting any proceeding or exercising any trust or power pursuant to Section 5.05 with respect to Securities of such series or (ii) any written demand, request or notice with respect to any matter of which the Holders of Securities of such series are entitled to act under this Indenture, in each case from Holders of less than, or proxies representing less than, the requisite principal amount of Outstanding Securities of such series entitled to give such demand, request or notice, the Trustee shall promptly notify the Company in writing that it has received such demand, request or notice, and the Company shall establish a record date for determining Holders of Outstanding Securities of such series entitled to join in such demand, request or notice, which record date shall be the close of business on the day the Trustee received such demand, request or notice. The Holders on such record date, or their duly designated proxies, and only such Persons, shall be entitled to join in such demand, request or notice whether or not such Holders remain Holders after such record date; provided, however, that unless the Holders of the requisite principal amount of Outstanding Securities of such series shall have joined in such demand, request or notice prior to the day which is the ninetieth day after such record date, such demand, request or notice shall automatically and without further action by any Holder be canceled and of no further effect. Nothing in this paragraph shall prevent a Holder, or a proxy of a Holder, from giving, (i) after the expiration of such 90-day period, a new demand, request or notice identical to a demand, request or notice which has been cancelled pursuant to the proviso to the preceding sentence or (ii) during any such 90-day period, a new demand, request or notice which has been cancelled pursuant to the proviso to the preceding sentence or (iii) during any such 90-day period, a new demand, request or notice contrary to or different from such demand, request or notice, in any of which events a new record date shall be established pursuant to the provisions of this clause.

(f) The Company may set any day as the record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given or taken by Holders of Securities of such series. With regard to any record date set pursuant to this paragraph, the Holders of Outstanding Securities of the relevant series on such record date (or their duly appointed agents), and only such Persons, shall be entitled to give or take the relevant action, whether or not such Holders remain Holders after such record date. With regard to any action that may be given or taken hereunder only by Holders of a requisite principal amount of Outstanding Securities of any series (or their duly appointed agents) and for which a record date is set pursuant to this paragraph, the Company may, at its option, set an expiration date after which no such action purported to be given or taken by any Holder shall be effective hereunder unless given or taken on or prior to such expiration date by Holders of the requisite principal amount of Outstanding Securities of such series on such date (or their duly appointed agents). On or prior to any expiration date set pursuant to this paragraph, the Company may, on one or more occasions at its option, extend such date to any later date, but not beyond 90 days. Nothing in this paragraph shall prevent any Holder (or any duly appointed agent thereof) from giving or taking, after any expiration date, any action identical to, or, at any time, contrary to or different from, any action, given or taken, or purported to have been given or taken, hereunder by a Holder on or prior to such date, in which event the Company may set a record date in respect thereof pursuant to this paragraph. Notwithstanding the foregoing or the Trust Indenture Act, the Company shall not set a record date for, and the provisions of this paragraph shall not apply with respect to, any action to be given or taken by Holders pursuant to Sections 5.01, 5.02 or 5.05.

Section 1.05. Notices, Etc., to Trustee and Company. Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(a) the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee at its Corporate Trust Office, which, as of the date of this Indenture, is HSBC Bank USA, National Association, Attention: Corporate Trust and Loan Services, 10 East 40th Street, 14 th Floor, New York, New York 10016, United States; or

(b) the Company by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Company addressed to it at the address of its principal office specified in paragraph (20) of the back of the Form of Security set forth in Exhibit A hereto to the attention of the Corporate Secretary or at any other address previously furnished in writing to the Trustee by the Company; provided, however, that such instrument will be considered properly given if submitted by facsimile.

Notwithstanding the foregoing, the Trustee agrees to accept and act upon instructions or directions pursuant to this Indenture sent by unsecured e-mail, facsimile transmission or other similar unsecured electronic methods; provided, however, that (a) the party providing such written instructions, subsequent to such transmission of written instructions, shall provide the originally executed instructions or directions to the Trustee in a timely manner, and (b) such originally executed instructions or directions shall be signed by an authorized representative of the party providing such instructions or directions. If the party elects to give the Trustee e-mail or facsimile instructions (or instructions by a similar electronic method) and the Trustee in its sole discretion elects to act upon such instructions, the Trustee’s understanding of such instructions shall be deemed controlling. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The party providing electronic instructions agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk or interception and misuse by third parties.

Section 1.06. Notice to Holders; Waiver. Except as otherwise expressly provided herein, where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given to Holders of Securities if in writing and mailed, first-class postage prepaid, to each Holder of a Security affected by such event, at such Holder’s address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice.

If, by reason of the suspension of regular mail service, it shall be impracticable to mail notice of any event to Holders of Securities when such notice is required to be given pursuant to any provision of this Indenture, then such manner of giving such notice as shall be acceptable to the Trustee shall constitute sufficient giving of such notice. In any case where notice to Holders of Securities is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder of a Security shall affect the sufficiency of such notice with respect to other Holders of Securities.

Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

Section 1.07. Language of Notices, Etc. Any request, demand, authorization, direction, notice, consent, waiver, Act of Holders or other document required or permitted under this Indenture shall be in the English language, except that any published notice may be in an official language of the country of publication.

Section 1.08. Conflict with Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with another provision hereof which is required to be included in this Indenture by any of the provisions of the Trust Indenture Act, such required provision shall control.

Section 1.09. Effect of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 1.10. Successors and Assigns. All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

Section 1.11. Separability Clause. In case any provision in this Indenture or the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 1.12. Benefits of Indenture. Nothing in this Indenture or the Securities, express or implied, shall give to any Person, other than the parties hereto, their successors hereunder and the Holders of Securities, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 1.13. Governing Law. THIS INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

SECTION 1.14. Jurisdiction. TO THE FULLEST EXTENT PERMITTED BY LAW AS APPLICABLE, THE COMPANY IRREVOCABLY AGREES THAT ANY LEGAL SUIT, ACTION OR PROCEEDING BROUGHT BY ANY HOLDER OR BY ANY PERSON WHO CONTROLS SUCH HOLDER OR THE TRUSTEE ON BEHALF OF SUCH HOLDER ARISING OUT OF OR RELATING TO THIS INDENTURE OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE INSTITUTED IN ANY FEDERAL OR STATE COURT IN THE BOROUGH OF MANHATTAN, THE CITY OF NEW YORK, NEW YORK, AND IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING AND ANY CLAIM THAT ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM, AND IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY SUCH COURT IN ANY SUCH SUIT, ACTION OR PROCEEDING.

Section 1.15. Process Agent. The Company has appointed ArcelorMittal International America LLC (the “Process Agent”), at One South Dearborn, Chicago, Illinois 60603, United States (Attention: Corporate Secretary), as its agent to receive on its behalf service of copies of the summons and complaints and any other process which may be served in any suit, action or proceeding arising out of or relating to this Indenture, the Securities or the transactions contemplated hereby brought in such New York State or federal court sitting in The City of New York. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of five years from the date of this Indenture. Such service may be made in any manner permitted by applicable law in any such suit, action or proceeding at the address for the Process Agent, and the Company hereby irrevocably authorizes and directs such Process Agent to accept such service on its behalf. The Company represents and warrants that the Process Agent has agreed to act as said agent for service of process, and agrees that service of process in such manner upon the Process Agent shall be deemed, to the fullest extent permitted by applicable law, in every respect effective service of process upon the Company in any such suit, actihyon or proceeding.

Section 1.16 Legal Holidays. In any case where any Interest Payment Date, Redemption Date or Stated Maturity or Maturity of any Security shall not be a Business Day at any Place of Payment (a “Legal Holiday”), then (notwithstanding any other provision of this Indenture or of the Securities other than a provision in the Securities of any series which specifically states that such provision shall apply in lieu of this Section) payment of principal (and premium, if any) or interest, if any, need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date or Redemption Date, or at the Stated Maturity or Maturity, provided that no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date, Redemption Date, Stated Maturity or Maturity, as the case may be to such succeeding Business Day.

Section 1.17. Judgment Currency. The Company agrees, to the fullest extent that it may effectively do so under applicable law, that (a) if for the purpose of obtaining judgment in any court it is necessary to convert the sum due on the Securities of any series from the currency in which such sum is payable in accordance with the terms of such Securities (the “Required Currency”) into a currency in which a judgment will be rendered (the “Judgment Currency”), the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Trustee could purchase in The City of New York the Required Currency with the Judgment Currency on the New York Banking Day preceding that on which a final unappealable judgment is rendered and (b) its obligations under this Indenture to make payments in the Required Currency (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment (whether or not entered in accordance with subsection (a)), in any currency other than the Required Currency, except to the extent that such tender or recovery shall result in the actual receipt, by the payee, of the full amount of the Required Currency expressed to be payable in respect of such payments, (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in the Required Currency the amount, if any, by which such actual receipt shall fall short of the full amount of the Required Currency so expressed to be payable and (iii) shall not be affected by judgment being obtained for any other sum due under this Indenture. For purposes of the foregoing, “New York Banking Day” means any day except a Saturday, Sunday or a legal holiday in The City of New York or a day on which banking institutions in The City of New York are authorized or required by law or executive order to close.

Section 1.18. Immunity of Incorporators, Shareholders, Officers, Directors and Employees.

(a) No recourse under or upon any obligation, covenant or agreement of this Indenture, or of any Security, or for any claim based thereon or otherwise in respect thereof, shall be had against any incorporator, shareholder, officer, director or employee, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this

Indenture and the obligations issued hereunder are solely corporate obligations of the Company, and that no such personal liability whatever shall attach to, or is or shall be incurred by, the incorporators, shareholders, officers, directors or employees, as such, of the Company or of any successor corporation, or any of them, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations or agreements contained in this Indenture or in any of the Securities or implied therefrom; and that any and all such personal liability, either at common law or in equity or by constitution or statute, of, and any and all such rights and claims against, every such incorporator, shareholder, officer, director or employee, as such, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations or agreements contained in this Indenture or in any of the Securities or implied therefrom, are hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of such Securities.

(b) All payments of interest and other amounts, if any, to be made by the Trustee hereunder shall be made only from the money deposited with the Trustee and only to the extent that the Trustee shall have sufficient income or proceeds to make such payments in accordance with the terms of this Indenture, and each Holder hereof, by its acceptance of a Security, agrees that it will look solely to the income and proceeds deposited by the Company with the Trustee to the extent available for distribution to the Holder thereof as provided and that the Trustee is not personally liable in any manner to the Holder hereof for any amounts payable or any liability under this Indenture of any Security.

ARTICLE 2

SECURITY FORMS

Section 2.01. Forms Generally. The Securities of each series shall be in substantially the form set forth in Exhibit A to this Indenture, respectively, or in such other form (including temporary or permanent global form) as shall be established in one or more indentures supplemental hereto or approved from time to time by or pursuant to a Board Resolution in accordance with Section 3.01, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by the officers executing such Securities and coupons, if any, as evidenced by their execution of the Securities. If the forms of Securities of any series (or the form of any such temporary or permanent global Security) are established by action taken pursuant to a Board Resolution, appropriate evidence of such action shall be certified by the Secretary or an Assistant Secretary of the Company and delivered to the Trustee at or prior to the delivery of the Company Order contemplated by Section 3.03 for the authentication and delivery of such Securities (or any such temporary or permanent global Security).

Unless otherwise provided as contemplated by Section 3.01 with respect to any series of Securities, the Securities of each series shall be issuable in registered form.

The definitive Securities shall be printed, lithographed or engraved or produced by any combination of these methods on steel engraved borders or may be produced in any other manner permitted by the rules of any securities exchange on which the Securities may be listed, all as determined by the officers executing such Securities as evidenced by their execution of such Securities.

Section 2.02. Form of Trustee’s Certificate of Authentication. The Trustee’s certificate of authentication shall be in substantially the following form:

This is one of the Securities of the series designated herein referred to in the within mentioned Indenture.

HSBC Bank USA, National Association, as Trustee

By:
Authorized Signatory

Section 2.03. Securities in Global Form. If Securities of a series are issuable in global form, as specified as contemplated by Section 3.01, then, notwithstanding clause (h) of Section 3.01 and the provisions of Section 3.02, any such Security shall represent such of the Outstanding Securities of such series as shall be specified therein and may provide that it shall represent the aggregate amount of Outstanding Securities from time to time endorsed thereon and that the aggregate amount of Outstanding Securities represented thereby may from time to time be reduced to reflect exchanges. Any endorsement of a Security in global form to reflect the amount, or any decrease in the amount, of Outstanding Securities represented thereby shall be made by the Trustee in such manner and upon instructions given by such Person or Persons as shall be specified therein or in the Company Order to be delivered to the Trustee pursuant to Section 3.03 or 3.04. Subject to the provisions of Section 3.03 and, if applicable, Section 3.04, the Trustee shall deliver and redeliver any Security in permanent global form in the manner and upon instructions given by the Person or Persons specified therein or in the applicable Company Order. If a Company Order pursuant to Section 3.03 or 3.04 has been, or simultaneously is, delivered, any instructions by the Company with respect to endorsement or delivery or redelivery of a Security in global form shall be in writing but need not comply with Section 1.02 and need not be accompanied by an Opinion of Counsel.

The provisions of the last sentence of Section 3.03 shall apply to any Security represented by a Security in global form if such Security was never issued and sold by the Company, and the Company delivers to the Trustee the Security in global form together with written instructions in the form of an Officer’s Certificate upon which the Trustee may conclusively rely, and which need not be accompanied by an Opinion of Counsel, with regard to the reduction in the principal amount of Securities represented thereby, together with the Officer’s Certificate contemplated by the last sentence of Section 3.03.

Notwithstanding the provisions of Sections 2.01 and 3.07, payment of principal of (and premium, if any) and interest, if any, on any Security in permanent global form shall be made to the Person in whose name such Security is registered in the Trustee’s Security Register.

Notwithstanding the provisions of Section 3.08, the Company, the Trustee and any agent of the Company and the Trustee shall treat as the Holder a Person in whose name such Security is registered in the Trustee’s Security Register.

Section 2.04. Form of Legend for Book-Entry Securities. Any Book-Entry Security authenticated and delivered hereunder shall bear a legend in substantially the following form:

If a Book-Entry Security – “This Security is a Book-Entry Security within the meaning of the Indenture hereinafter referred to and is registered in the name of a Depository or a nominee of a Depository. This Security is exchangeable for Securities registered in the name of a Person other than the Depository or its nominee only in the limited circumstances described in the Indenture, and no transfer of this Security (other than a transfer of this Security as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository) may be registered except in such limited circumstances.”

ARTICLE 3

THE SECURITIES

Section 3.01. Amount Unlimited; Issuable in Series. The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.

The Securities may be issued in one or more series. There shall be established in or pursuant to a Board Resolution, and, subject to Section 3.03, set forth in an Officer’s Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Securities of any series,

(a) the title of the Securities of the series (which shall distinguish the Securities of the series from all other Securities);

(b) any limit upon the aggregate principal amount of the Securities of the series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Sections 3.04, 3.05, 3.06, 9.06 or 11.10 and except for any Securities which, pursuant to Section 3.03 are deemed never to have been authenticated and delivered hereunder);

(c) the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of the Securities of the series is payable;

(d) the rate or rates (which may be fixed or floating) at which the Securities of the series shall bear interest, if any, the date or dates from which such interest shall accrue, the Interest Payment Dates on which such interest shall be payable and the Regular Record Date for the interest payable on Securities on any Interest Payment Date or the formula or method by which such rate or rates, or date or dates may be determined, whether such interest shall be subject to any adjustment;

(e) the place or places where, subject to the provisions of Section 10.02, the principal of (and premium, if any) and interest, if any, on Securities of the series shall be payable, any Securities of the series may be surrendered for registration of transfer, Securities of the series may be surrendered for exchange and notices and demands to or upon the Company in respect of the Securities of the series and this Indenture may be served;

(f) the applicability of Section 11.03 of this Indenture to the Securities of such series, the names of the Reference Treasury Dealers with respect to such Securities and the Additional Basis Points applicable to such Securities;

(g) the period or periods within which, the price or prices at which and the terms and conditions upon which Securities of the series may be redeemed, in whole or in part, at the option of the Company;

(h) the obligation, if any, of the Company to redeem or purchase Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which Securities of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(i) the denominations in which any Securities of the series shall be issuable, if other than denominations of $2,000 and integral multiples of $1,000 in excess thereof;

(j) if other than the principal amount thereof, the portion of the principal amount of Securities of the series which shall be payable upon declaration of acceleration of the Stated Maturity thereof pursuant to Section 5.02;

(k) any paying agents, transfer agents, registrars or any other agents with respect to the Securities of the series;

(l) the currency or currencies, including composite currencies, in which payment of the principal of (and premium, if any) and interest, if any, on such Securities shall be payable if other than the currency of the United States;

(m) if the principal of (and premium, if any), or interest, if any, on such Securities is to be payable, at the election of the Company or any Holder thereof, in a coin or currency or currencies, including composite currencies, other than that or those in which such Securities are stated to be payable, the coin or currency or currencies, including composite currencies, in which payment of the principal of (and premium, if any), or interest, if any, on Securities of such series as to which such election is made shall be payable, and the period or periods within which, and the terms and conditions upon which, such election may be made;

(n) if such Securities are to be denominated in more than one currency, including composite currencies, the basis of determining the equivalent price in the currency of the United States (if other than as set forth in the definition of Outstanding) for purposes of determining the voting rights of Holders of such Securities under this Indenture;

(o) if the amounts of payments of principal of (and premium, if any), or portions thereof, or interest, if any, on such Securities may be determined with reference to an index, formula or other method, the manner in which such amounts shall be determined;

(p) whether any Securities of the series are to be issuable initially in temporary global form and whether any Securities of the series are to be issuable in permanent global form and, if so, whether beneficial owners of interests in any such permanent global Security may exchange such interests for Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in Section 3.05;

(q) the applicability of Section 10.12 of this Indenture to the Securities of such series;

(r) any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to Securities of the series, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants, as the case may be, set forth herein;

(s) whether the Securities of the series shall be issued upon original issuance in whole or in part in the form of one or more Book-Entry Securities and, in such case (a) the Depository with respect to such Book-Entry Security or Securities; and (b) the circumstances under which any such Book-Entry Security may be exchanged for Securities registered in the name of, and any transfer of such Book-Entry Security may be registered to, a Person other than such Depository or its nominee, if other than as set forth in Section 3.05; and

(t) any other terms of or provisions applicable to the series (which terms and provisions shall not be inconsistent with the provisions of this Indenture).

All Securities of any one series shall be substantially identical as to denomination and except, as may otherwise be provided in or pursuant to such Board Resolution referred to above and (subject to Section 3.03) set forth in such Officer’s Certificate or in any such indenture supplemental hereto. All Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened for issuances of additional Securities of such series;

provided, that such additional Securities will be issued with no more than de minimis original issue discount for U.S. federal income tax purposes or be part of a qualified reopening for U.S. federal income tax purposes. Securities may differ between series in respect of any matters.

If any of the terms of the Securities of any series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary of the Company and delivered to the Trustee at or prior to the delivery of the Officer’s Certificate setting forth the terms of the Securities of such series.

Section 3.02. Denominations. Unless otherwise provided as contemplated by Section 3.01 with respect to the Securities of any series, any Securities of such series shall be issuable in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Section 3.03. Execution, Authentication, Delivery and Dating. The Securities shall be executed on behalf of the Company by an Authorized Officer. The signature of any of such officer on the Securities may be manual or by facsimile.

Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities of any series executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities, and the Trustee in accordance with the Company Order shall authenticate and deliver such Securities.

If the forms or terms of the Securities of the series have been established in or pursuant to one or more Board Resolutions as permitted by Sections 2.01 and 3.01, in authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall receive, and (subject to Section 6.01) shall be fully protected in relying upon, an Opinion of Counsel stating,

(a) if the forms of such Securities have been established by or pursuant to a Board Resolution as permitted by Section 2.01, that such forms have been established in conformity with the provisions of this Indenture;

(b) if the terms of such Securities have been established by or pursuant to a Board Resolution as permitted by Section 3.01, that such terms have been established in conformity with the provisions of this Indenture;

(c) that all conditions precedent in the Indenture to the issuance and authentication of the Securities have been complied with by the Company; and

(d) that such Securities, when authenticated and delivered by the Trustee and issued by the Company in the manner and subject to customary qualifications specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, subject, as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting the enforcement of creditors’ rights and to general equity principles. If such forms or terms have been so established, the Trustee shall not be required to authenticate such Securities if the issue of such Securities pursuant to this Indenture will affect the Trustee’s own rights, duties or immunities under the Securities and this Indenture or will otherwise affect the Trustee in a manner which is not reasonably acceptable to the Trustee, in its sole discretion.

Notwithstanding the provisions of Section 3.01 and of the preceding paragraph, if all Securities of a series are not to be originally issued at one time, it shall not be necessary to deliver the Officer’s Certificate otherwise required pursuant to Section 3.01 or the Company Order and Opinion of Counsel otherwise required pursuant to such preceding paragraph at or prior to the time of authentication of each Security of such series if such documents are delivered at or prior to the authentication upon original issuance of the first Security of such series to be issued.

A Company Order delivered in the circumstances set forth in the preceding paragraph may provide that Securities which are the subject thereof will be authenticated and delivered by the Trustee on original issue from time to time upon the written order of persons designated in such Company Order, and that such persons are authorized to determine, consistent with the Officer’s Certificate referred to in Section 3.01 or any applicable supplemental indenture, such terms and conditions of said Securities as are specified in such Company Order, provided the foregoing procedure is acceptable to the Trustee.

Each Security shall be dated the date of its authentication.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and that such Security is entitled to the benefits of this Indenture. Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Security to the Trustee for cancellation as provided in Section 3.09 together with an Officer’s Certificate (which need not be accompanied by an Opinion of Counsel) stating that such Security has never been issued and sold by the Company, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

Section 3.04. Temporary Securities. Pending the preparation of definitive Securities of any series, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued in registered form and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as evidenced by their execution of such Securities.

Except in the case of temporary Securities in global form (which shall be exchanged in accordance with the provisions of the following paragraphs), if temporary Securities of any series are issued, the Company will cause definitive Securities of that series to be prepared without unreasonable delay. After the preparation of definitive Securities of such series, the temporary Securities of such series shall be exchangeable for definitive Securities of such series upon surrender of the temporary Securities of such series at the office or agency of the Company maintained pursuant to Section 10.02 in a Place of Payment for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities of any series the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a like aggregate principal amount of definitive Securities of the same series and of like tenor of authorized denominations. Until so exchanged the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of such series.

If temporary Securities of any series are issued in global form, any such temporary global Security shall, unless otherwise provided therein, be delivered to the London office of a depository or common depository (the “Common Depository”), for the benefit of Euroclear and Clearstream, for credit to the respective accounts of the beneficial owners of such Securities (or to such other accounts as they may direct).

Without unnecessary delay but in any event not later than the date specified in, or determined pursuant to the terms of, any such temporary global Security of a series (the “Exchange Date”), the Company shall deliver to the Trustee definitive Securities of such series in aggregate principal amount equal to the principal amount of such temporary global Security, executed by the Company. On or after the Exchange Date, such temporary global Security shall be surrendered by the Common Depository to the Trustee, as the Company’s agent for such purpose, to be exchanged, in whole or from time to time in part, for definitive Securities of such series without charge and the Trustee shall authenticate and deliver, in exchange for each portion of such temporary global Security, a like aggregate principal amount of definitive Securities of the same series of authorized denominations and of like tenor as the portion of such temporary global Security to be exchanged; provided, however, that, unless otherwise specified in such temporary global Security, upon such presentation by the Common Depository, such temporary global Security is accompanied by a certificate dated the Exchange Date or a subsequent date and signed by Euroclear as to the portion of such temporary global Security held for its account then to be exchanged and a certificate dated the Exchange Date or a subsequent date and signed by Clearstream as to the portion of such temporary global Security held for its account then to be exchanged, each in the form set forth in Exhibit B to this Indenture. The definitive Securities to be delivered in exchange for any such temporary global Security shall be in registered form or permanent global registered form, or any combination thereof, as specified as contemplated by Section 3.01, and, if any combination thereof is so specified, as requested by the beneficial owner thereof.

Unless otherwise specified in such temporary global Security, the interest of a beneficial owner of Securities of a series in a temporary global Security shall be exchanged for definitive Securities of the same series and of like tenor following the Exchange Date when the account holder instructs Euroclear or Clearstream, as the case may be, to request such exchange on his behalf and delivers to Euroclear or Clearstream, as the case may be, a certificate in the form set forth in Exhibit C to this Indenture, dated no earlier than 15 days prior to the Exchange Date, copies of which certificate shall be available from the offices of

Euroclear and Clearstream, the Trustee and each Paying Agent. Unless otherwise specified in such temporary global Security, any such exchange shall be made free of charge to the beneficial owners of such temporary global Security, except that a Person receiving definitive Securities must bear the cost of insurance, postage, transportation and the like in the event that such Person does not take delivery of such definitive Securities in person at the offices of Euroclear or Clearstream.

Until exchanged in full as hereinabove provided, the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of the same series and of like tenor authenticated and delivered hereunder, except that, unless otherwise specified as contemplated by Section 3.01, interest payable on a temporary global Security on an Interest Payment Date for Securities of such series occurring prior to the applicable Exchange Date shall be payable to Euroclear and Clearstream on such Interest Payment Date upon delivery by Euroclear and Clearstream to the Trustee of a certificate or certificates in the form set forth in Exhibit C to this Indenture, for credit without further interest on or after such Interest Payment Date to the respective accounts of the Persons who are the beneficial owners of such temporary global Security on such Interest Payment Date and who have each delivered to Euroclear or Clearstream, as the case may be, a certificate in the form set forth in Exhibit B to this Indenture. Any interest so received by Euroclear and Clearstream and not paid as herein provided shall be returned to the Trustee immediately prior to the expiration of two years after such Interest Payment Date in order to be repaid to the Company.

Section 3.05. Registration, Registration of Transfer and Exchange. The Company shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency to be maintained by the Company in accordance with Section 10.02 being herein sometimes collectively referred to as the “Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Securities and of transfers of Securities. The Trustee is hereby appointed “Security Registrar” for the purpose of registering Securities and transfers of Securities as herein provided.

If and to the extent required under Luxembourg law, the Company shall cause to be kept at its registered office in Luxembourg a register of registered notes, which shall be a duplicate copy of the Security Register, and the Security Registrar shall provide, on an annual basis or more frequently upon the reasonable request of the Company, a duplicate copy of the Security Register. In the event of a conflict between the register of registered notes kept at the registered office and the Security Register, the Security Register shall control for the purposes of this Indenture.

Upon due surrender for registration of transfer of any Security of any series at the office or agency maintained pursuant to Section 10.02 for such purpose in a Place of Payment for that series, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor.

At the option of the Holder, Securities of any series may be exchanged for other Securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor, upon surrender of the Securities to be exchanged at such office or agency.

Except as otherwise specified as contemplated by Section 3.01, any permanent global Security shall be exchangeable only as provided in this paragraph. If the beneficial owners of interest in a permanent global Security are entitled to exchange such interests for Securities of such series and of like tenor and principal amount of another authorized form and denomination, as specified as contemplated by Section 3.01, then without unnecessary delay but in any event not later than the earliest date on which such interests may be so exchanged, the Company shall deliver to the Trustee definitive Securities of that series in aggregate principal amount equal to the principal amount of such permanent global Security, executed by the Company. On or after the earliest date on which such interests may be so exchanged, such permanent global Security shall be surrendered by the Common Depository or such other depositary as shall be specified in the Company Order with respect thereto to the Trustee as the Company’s agent for such purpose, to be exchanged, in whole or from time to time in part, for definitive Securities of the same series without charge and the Trustee shall authenticate and deliver, in exchange for each portion of such permanent global Security, a like aggregate principal amount of definitive Securities of the same series of authorized denominations and of like tenor as the portion of such permanent global Security to be exchanged, provided, however, that no such exchanges may occur during a period beginning at the opening of business 15 days before any selection of Securities of that series to be redeemed and ending on the relevant Redemption Date. Promptly following any such exchange in part and any endorsement thereon to reflect the amount represented by such exchange, such permanent global Security shall be returned by the Trustee to the Common Depository or such other depositary or Common

Depository referred to above in accordance with the instructions of the Company referred to above. If a Security is issued in exchange for any portion of a permanent global Security after the close of business at the office or agency where such exchange occurs on (i) any Regular Record Date and before the opening of business at such office or agency on the relevant Interest Payment Date, or (ii) any Special Record Date and before the opening of business at such office or agency on the related proposed date for payment of Defaulted Interest, interest or Defaulted Interest, as the case may be, will not be payable on such Interest Payment Date or proposed date for payment, as the case may be, in respect of such Security, but will be payable on such Interest Payment Date or proposed date for payment, as the case may be, only to the Person to whom interest in respect of such portion of such permanent global Security is payable in accordance with the provisions of this Indenture.

Notwithstanding the foregoing and except as otherwise specified or contemplated by Section 3.01, any Book-Entry Security shall be exchangeable pursuant to this Section 3.05 or Sections 3.04, 9.06 and 11.10 for Securities registered in the name of, and a transfer of a Book-Entry Security or any series may be registered to, any Person other than the Depository for such Security or its nominee only if (i) such Depository notifies the Company that it is unwilling or unable to continue as Depository for such Book-Entry Security or if at any time such Depository ceases to be a clearing agency registered under the Exchange Act, (ii) the Company executes and delivers to the Trustee a Company Order that such Book-Entry Security shall be so exchangeable and the transfer thereof so registrable or (iii) there shall have occurred and be continuing an Event of Default, or an event which after notice or lapse of time would be an Event of Default, with respect to the Securities of such series. Upon the occurrence in respect of any Book-Entry Security of any series of any one or more of the conditions specified in clauses (i), (ii) or (iii) of the preceding sentence or such other conditions as may be specified as contemplated by Section 3.01 for such series, such Book-Entry Security may be exchanged for Securities registered in the names of, and the transfer of such Book-Entry Security may be registered to, such Persons (including Persons other than the Depository with respect to such series and its nominees) as such Depository shall direct. Notwithstanding any other provision of this Indenture, any Security authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, any Book-Entry Security shall also be a Book-Entry Security and shall bear the legend specified in Section 2.04 except for any Security authenticated and delivered in exchange for, or upon registration of transfer of, Book-Entry Security pursuant to the preceding sentence.

All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Trustee or any transfer agent) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company, the Trustee and the Security Registrar or any transfer agent duly executed, by the Holder thereof or his attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Sections 3.04, 9.06 and 11.10 not involving any transfer.

The Company shall not be required (i) to issue, register the transfer of or exchange Securities of any series during a period beginning at the opening of business 15 days before any selection of Securities of that series to be redeemed and ending at the close of business on the day of the mailing of the relevant notice of redemption or (ii) to register the transfer of or exchange any Security so selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part.

Each Holder of a Security agrees to indemnify the Company and the Trustee against any liability that may result from the transfer, exchange or assignment of such Holder’s Security in violation of any provision of this Indenture and/or applicable United States Federal or state securities law. The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Security (including any transfers between or among Depository participants or beneficial owners of interests in any global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

Section 3.06. Mutilated, Destroyed, Lost and Stolen Securities. If any mutilated Security is surrendered to the Trustee, the Company shall execute, and the Trustee shall authenticate and deliver in exchange therefor, a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously Outstanding.

If there shall have been delivered to the Company and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them harmless, then, in the absence of notice to the Company or the Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute and upon its request the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously Outstanding.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security.

Upon the issuance of any new Security under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Security of any series issued pursuant to this Section in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Security, and any such new Security shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that series duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

Section 3.07. Payment of Interest; Interest Rights Preserved. Unless otherwise specified as contemplated by Section 3.01 with respect to any series of Securities, interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest; provided, however, that each installment of interest on any Security may at the Company’s option be paid by (i) mailing a check for such interest, payable to the Person entitled thereto pursuant to Section 3.08, to the address of such Person as it appears on the Security Register or (ii) transfer to an account maintained by such Person inside the United States; provided, however, that if payment is to be made pursuant to (ii) above, the Trustee shall have received written wire instructions by no later than the Regular Record Date preceding such Interest Payment Date.

Unless otherwise provided as contemplated by Section 3.01, every permanent global Security or Book-Entry Security will provide that interest, if any, payable on any Interest Payment Date will be paid to DTC, Euroclear and or Clearstream, as the case may be, with respect to that portion of such permanent global Security held for its account by Cede & Co. or the Common Depository, as the case may be, for the purpose of permitting such party to credit the interest received by it in respect of such permanent global Security or Book-Entry Security to the accounts of the beneficial owners thereof.

Any interest on any Security of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called “Defaulted Interest”) shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in clause (a) or (b) below.

(a) The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security of such series and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Clause provided. Thereupon the Company shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Company shall promptly notify the Trustee of such Special Record Date and the Trustee, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be mailed, first-class postage prepaid, to each Holder of Securities of such series at the Holder’s address as it appears in the Security Register, not less than 10 days prior to such Special Record Date. The Trustee may, in addition, in its sole discretion, in the name and at the expense of the Company, cause a similar notice to be published at least once in a newspaper published in the English language customarily published on each Business Day and of general circulation in the Borough of Manhattan, the City of New York, New York, but such publication shall not be a condition precedent to the establishment of such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been mailed as aforesaid, such Defaulted Interest shall be paid to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (b).

(b) The Company may make payment of any Defaulted Interest on the Securities of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Securities may be listed, and upon such notice as may be required by such exchange, if, after notice is given by the Company to the Trustee of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section and Section 3.05, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

Section 3.08. Persons Deemed Owners. Prior to due presentment of a Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal of (and premium, if any) and (subject to Sections 3.05 and 3.07) interest, if any, on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

Except as provided in Section 3.05, owners of any beneficial interests in a Book-Entry Security shall not be entitled to have Securities represented by such Book-Entry Security registered in their names, shall not receive or be entitled to receive physical delivery of Securities in certificated form and shall not be considered the Holders thereof for any purpose under this Indenture. Members or participants in the Depository shall have no rights under this Indenture with respect to any Book-Entry Security held on their behalf by the Depository, and such Depository may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the Holder of such Book-Entry Security under this Indenture. Notwithstanding the foregoing, with respect to any Book-Entry Security, nothing herein shall prevent the Company, the Trustee, or any agent of the Company or the Trustee, from giving effect to any written certification, proxy or other authorization furnished by the Depository, as a Holder, with respect to such Book-Entry Security or impair, as between the Depository and owners of beneficial interests in such Book-Entry Security, the operation of customary practices governing the exercise of the rights of the Depository (or its nominee) as Holder of such Book-Entry Security.

None of the Company, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Book-Entry Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for the delivery to any member of or participants in the Depository of any notice permitted or required to be given to the Holders of the Securities under this Indenture.

Section 3.09. Cancellation. All Securities surrendered for payment, redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and such Securities shall be promptly cancelled by the Trustee. The Company may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Securities so delivered shall be promptly cancelled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Securities held by the Trustee shall be destroyed by the Trustee unless other instructions are furnished to the Trustee by a Company Order. No cancelled Securities may be reissued or resold.

Notwithstanding the foregoing, with respect to any Book-Entry Security, nothing shall prevent the Company, the Trustee or any agent of the Company or the Trustee, from giving effect to any written certification, proxy or other authorization furnished by a Depository or impair, as between a Depository and holders of beneficial interests in any Book-Entry Security, the operation of customary practices governing the exercise of the rights of the Depository (or its nominee) as Holder of such Book-Entry Security.

Section 3.10. Computation of Interest. Except as otherwise specified as contemplated by Section 3.01 for the Securities of any series, interest, if any on the Securities of each series shall be computed on the basis of a 360-day year of twelve 30-day months.

Section 3.11. Electronic Security Issuance. The Securities may, pursuant to a Board Resolution and Officer’s Certificate complying with Section 3.01 hereof, be issued by means of an electronic issuance system. Any such Security issuance instructions may specify the name, address and taxpayer identification number of the Holder, the principal amount and Maturity of the Security, the interest rate to be borne by the Security and any other terms not inconsistent with such Board Resolution and Officer’s Certificate. Nothing in this Section 3.11 shall be construed as prohibiting the Company from issuing Securities by any means not inconsistent with the provisions of this Indenture.

Section 3.12. CUSIP Numbers. The Company in issuing the Securities may use “CUSIP” numbers (if then generally in use), and, if so, the Trustee shall use CUSIP numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that a reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee of any change in the CUSIP numbers.

ARTICLE 4

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 4.01. Option to Effect Legal Defeasance or Covenant Defeasance. The Company may at any time, at the option of its Board of Directors as evidenced by an Officer’s Certificate confirming the due authorization by the Company, elect to have either Section 4.02 or Section 4.03 hereof be applied to all outstanding Securities of any series upon compliance with the conditions set forth below in this Article 4.

Section 4.02. Legal Defeasance and Discharge. Upon the Company’s exercise under Section 4.01 hereof of the option applicable to this Section 4.02, the Company will, subject to the satisfaction of the conditions set forth in Section 4.04 hereof, be deemed to have been discharged from its obligations with respect to all outstanding Securities of the series on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Company will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Securities of the series, which will thereafter be deemed to be “outstanding” only for the purposes of Section 4.05 hereof and the other Sections of this Indenture referred to in clauses (a) and (b) below, and to have satisfied all its other obligations under such Securities of the series and this Indenture (and the Trustee, on demand of and at the expense of the Company (such expense being documented), shall execute proper instruments acknowledging the same), except for the following provisions which will survive until otherwise terminated or discharged hereunder:

(a) the rights of Holders of outstanding Securities of the series to receive payments in respect of the principal of, or interest or Additional Amounts, if any, on, such Securities when such payments are due from the trust referred to in Section 4.04 hereof;

(b) the Company’s obligations with respect to such Securities under Article 3 and Section 10.02 hereof;

(c) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Company’s obligations in connection therewith; and

(d) this Article 4.

Subject to compliance with this Article 4, the Company may exercise its option under this Section 4.02 notwithstanding the prior exercise of its option under Section 4.03 hereof.

Section 4.03. Covenant Defeasance. Upon the Company’s exercise under Section 4.01 hereof of the option applicable to this Section 4.03, the Company will, subject to the satisfaction of the conditions set forth in Section 4.04 hereof, be released from each of its obligations under the covenants contained in Sections 10.10, 10.12 and 8.01 hereof with respect to the outstanding Securities of the series on and after the date the conditions set forth in Section 4.04 hereof are satisfied (hereinafter, “Covenant Defeasance”), and the Securities will thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed “outstanding” for all other purposes hereunder. For this purpose, Covenant Defeasance means that, with respect to the outstanding Securities of the series, the Company may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply will not constitute an Event of Default under Section 5.01 hereof, but, except as specified above, the remainder of this Indenture and such Securities will be unaffected thereby. In addition, upon the Company’s exercise under Section 4.01 hereof of the option applicable to this Section 4.03, subject to the satisfaction of the conditions set forth in Section 4.04 hereof, Sections 5.01(d), 5.01(e) and 5.01(f) hereof will not constitute Events of Default. The Company’s obligations under Section 6.07 shall survive an exercise under Section 4.01.

Section 4.04. Conditions to Legal or Covenant Defeasance. In order to exercise either Legal Defeasance or Covenant Defeasance under either Section 4.02 or 4.03 hereof:

(a) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. Dollars, non-callable U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of an internationally recognized firm of independent public accountants as appointed by the Company, to pay the principal of, interest and Additional Amounts, if any, on, the outstanding Securities of the relevant series on the stated date for payment thereof or on the applicable Redemption Date, as the case may be, and the Company must specify whether the Securities are being defeased to such stated date for payment or to a particular Redemption Date;

(b) the Company must deliver to the Trustee an Opinion of Counsel of recognized standing with respect to U.S. federal income tax matters confirming that the Holders and beneficial owners of the outstanding Securities of the relevant series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance or Legal or Covenant Defeasance; with respect to a Legal Defeasance, such opinion of counsel must be based upon a ruling from the U.S. Internal Revenue Service or a change in law to that effect;

(c) no Default or Event of Default with respect to the Securities of such series shall have occurred and be continuing on the date of such deposit;

(d) such Legal Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest for purposes of the Trust Indenture Act with respect to any of the Company’s securities; and

(e) the Company must deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Section 4.05. Deposited Money and U.S. Government Obligations To Be Held in Trust; Other Miscellaneous Provisions. Subject to Section 4.06 hereof, all money and non-callable U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 4.05, the “Trustee”) pursuant to Section 4.04 hereof in respect of the outstanding Securities will be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as Paying Agent) as the Trustee may determine, to the Holders of such Securities of all sums due and to become due thereon in respect of principal, interest and Additional Amounts, if any, but such money need not be segregated from other funds except to the extent required by law.

The Company will pay and indemnify the Trustee against any duly documented tax, fee or other charge imposed on or assessed against the cash or non-callable U.S. Government Obligations deposited pursuant to Section 4.04 hereof or the principal, interest and Additional Amounts, if any, received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Securities.

Notwithstanding anything in this Article 4 to the contrary, the Trustee will deliver or pay to the Company from time to time upon the request of the Company any money or non-callable U.S. Government Obligations held by it as provided in Section 4.04 hereof which, in the opinion of a nationally recognized firm of independent public accountants as appointed by the Company expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 4.04(a) hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 4.06. Repayment to Company. Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, interest or Additional Amounts, if any, on, any Security and remaining unclaimed for two years after such principal, interest or Additional Amounts, if any, has become due and payable shall be paid to the Company on its request or (if then held by the Company) will be discharged from such trust; and the Holder of such Security will thereafter be permitted to look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, will thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company (such expense being documented) cause to be published once, in The New York Times and The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Company.

Section 4.07. Reinstatement. If the Trustee or Paying Agent is unable to apply any U.S. Dollars or non-callable U.S. Government Obligations in accordance with Section 4.02 or 4.03 hereof, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s obligations under this Indenture and the Securities will be revived and reinstated as though no deposit had occurred pursuant to Section 4.02 or 4.03 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 4.02 or 4.03 hereof, as the case may be; provided, however, that, if the Company makes any payment of principal of, interest or Additional Amounts, if any, on, any Security following the reinstatement of its obligations, the Company will be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 5

DEFAULTS AND REMEDIES

Section 5.01. Events of Default. Each of the following is an “Event of Default”:

(a) default in any payment of principal on any Security when due (at maturity, upon redemption or otherwise), continues for 15 days;

(b) default in the payment of interest (if any) and Additional Amounts (if any) on any Security when due, continues for 30 days;

(c) the Company’s failure to comply with any other obligation contained in this Indenture (other than a covenant default in whose performance or whose breach is elsewhere in this Section specifically dealt with), and continuance of such default or breach for a period of 60 days after there has been given to the Company by the Trustee written notice, as provided in accordance with Section 1.05, specifying such default or breach and requiring it to be remedied;

(d) the Company’s failure, or the failure of any Material Subsidiary, (a) to pay the principal of any indebtedness for borrowed money, including obligations evidenced by any mortgage, indenture, bond, debenture, note, guarantee or other similar instruments on the scheduled or original date due (following the giving of such notice, if any, as required under the document governing such indebtedness and as extended by any applicable cure period) or (b) to observe or perform any agreement or condition relating to such indebtedness such that such indebtedness has come due prior to its stated maturity and such acceleration has not been cured, unless (in the case of clauses (a) and (b)) (i) the aggregate amount of such indebtedness is less than €100,000,000 or (ii) the question of whether such indebtedness is due has been disputed in good faith by appropriate proceedings and such dispute has not been finally adjudicated against the Company or the Material Subsidiary, as the case may be.

(e) if the Company is (or is deemed by law or a court to be) insolvent or bankrupt or presents a request for controlled management (gestion contrôlée) or is granted a moratorium on payments or is unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of) its debts within the meaning of any applicable law, proposes or makes any agreement for the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its debts (or of any part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or any arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of the Company or any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the foregoing events; or

(f) if any Material Subsidiary is (or is deemed by law or a court to be) insolvent or bankrupt or presents a request for controlled management (gestion contrôlée) or is granted a moratorium on payments or is unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of) its debts within the meaning of any applicable law, proposes or makes any agreement for the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its debts (or of any part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or any arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of any such Material Subsidiary or any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the foregoing events (in each case, a “Material Subsidiary Insolvency Event”), provided that no Event of Default under this paragraph (ii) will occur in relation to any such Material Subsidiary Insolvency Event unless (x) the credit rating assigned by any Rating Agency to the long-term, unsecured and unsubordinated indebtedness of the Company within the period of 60 days immediately following such Material Subsidiary Insolvency Event is less than the credit rating assigned by such agency to the long-term, unsecured and unsubordinated indebtedness of the Company immediately prior to or on the effective date of such Material Subsidiary Insolvency Event and (y) a Rating Agency making a Rating Downgrade publicly announces or confirms that such Rating Downgrade was the result of any event or circumstance comprised in or arising as a result of, or in respect of, such Material Subsidiary Insolvency Event.

Section 5.02. Acceleration. Upon the occurrence and continuation of any Event of Default, then in every such case the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Securities of the affected series may declare the principal amount of the outstanding Securities of that series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), in accordance with Section 1.05 hereof. Upon any such declaration, the Securities of such series shall become due and payable immediately.

At any time after such a declaration of acceleration with respect to outstanding Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in principal amount of the outstanding Securities of that series, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

(a) the Company has paid or deposited with the Trustee a sum sufficient to pay

(i) all overdue interest on all Securities of that series;

(ii) the principal of (and premium, if any, on) any Securities of that series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such Securities;

(iii) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Securities; and

(iv) all sums paid or advanced by the Trustee hereunder and the reasonable and documented compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

and

(b) all Events of Default with respect to Securities of that series, other than the non-payment of the principal and other amounts of Securities of that series which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 5.04.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Section 5.03. Other Remedies. If an Event of Default occurs or if the Company breaches any covenant or warranty under this Indenture or the Securities, the Trustee may pursue any available remedy to enforce any provision of the Securities or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Security in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 5.04. Waiver Of Past Defaults. The Holders of a majority in aggregate principal amount of the outstanding Securities of any series by notice to the Trustee may waive any past default under this Indenture affecting such series, except an uncured default in the payment of principal of or interest on such series of Securities or an uncured default relating to a covenant or provision of the Indenture that cannot be modified or amended without the consent of each affected Holder.

Section 5.05. Control by Majority. Holders of a majority in aggregate principal amount of the outstanding Securities of a series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, in each case with respect to such series and subject to the limitations specified herein. Subject to Article 6 herein relating to the Trustee’s duties, the Trustee will be under no obligation to exercise any of its rights and powers under the Indenture unless such Holder has offered an indemnity to its reasonable satisfaction against any loss, costs, expenses and liabilities it may incur.

Section 5.06. Limitation on Suits. No Holder of Securities of any series will have any right to institute any proceeding with respect to this Indenture or the Securities of the series or for any remedy thereunder, unless:

(a) such Holder has previously given written notice to the Trustee at its Corporate Trust Office of a continuing Event of Default under the Securities of the series has occurred;

(b) Holders of not less than 25% in aggregate principal amount of the outstanding Securities of the relevant series have made a written request to the Trustee to institute the proceedings in respect of the Event of Default or breach in its own name as Trustee under this Indenture;

(c) the Holders of the Securities of the relevant series have offered to the Trustee reasonable indemnity against the cost and other liabilities of instituting a proceeding and provided a written request to the Trustee at its Corporate Trust Office;

(d) the Trustee for 60 days thereafter has failed to institute any such proceeding; and

(e) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Securities of the relevant series have not given the Trustee a direction that is inconsistent with such written request, it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all the Holders.

Section 5.07. Rights of Holders of Securities To Receive Payment. Notwithstanding any other provision of this Indenture, the right of any Holder of a Security to receive payment of principal, interest and Additional Amounts, if any, on the Security, on or after the respective due dates expressed in the Security (including in connection with a Change of Control Offer), or to institute a suit for the enforcement of any such payment on or after such respective dates, shall not be impaired without the consent of such Holder.

Section 5.08. Collection Suit by Trustee. If an Event of Default specified in Section 5.01(a) or 5.01(b) hereof occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal of, interest and Additional Amounts, if any, remaining unpaid on, the Securities and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable and documented compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 5.09. Trustee May File Proofs of Claim. The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Securities allowed in any judicial proceedings relative to the Company (or any other obligor upon the Securities), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 6.07 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 6.07 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by the lien as specified in Section 6.07 on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 5.10. Priorities. If the Trustee collects any money pursuant to this Article 5, it shall pay out the money in the following order:

First: to the Trustee, its agents and attorneys in respect of their documented fees and for amounts due under Section 6.07 hereof, including payment of all compensation, expenses and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection;

Second: to Holders of Securities for amounts due and unpaid on the Securities for principal, interest and Additional Amounts, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Securities for principal, interest, if any, and Additional Amounts, if any, respectively; and

Third: to the Company or to such party as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Holders of Securities pursuant to this Section 5.10.

Section 5.11. Restoration of Rights and Remedies. If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company shall be restored to its former position hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 5.12. Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 5.12 does not apply to a suit by the Trustee, a suit by a Holder of a Security pursuant to Section 5.07 hereof, or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Securities.

ARTICLE 6

THE TRUSTEE

Section 6.01. Certain Duties and Responsibilities.

(a) Except during the continuance of an Event of Default with respect to the Securities of any series,

(i) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture with respect to such series, and the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture, but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein.

(b) In case an Event of Default has occurred with respect to Securities of any series and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture with respect to such series of Securities, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

(c) No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that

(i) this Subsection shall not be construed to limit the effect of Subsection (a) of this Section;

(ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

(iii) the Trustee shall not be liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the direction of the Holders of a majority in principal amount of the Outstanding Securities of any series, determined as provided in Section 5.05, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to the Securities of such series; and

(iv) no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(d) Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

Section 6.02. Notice of Defaults. Within 90 days after the occurrence of any default hereunder with respect to the Securities of any series, the Trustee shall transmit in the manner and to the extent provided in Section 7.03(c), notice of such default hereunder known to a Responsible Officer of the Trustee, unless such default shall have been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any) or interest, if any, on any Security of such series, or in the payment of any sinking fund installment with respect to Securities of such series, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of Securities of such series, and provided, further, that in the case of any default of the character specified in Section 5.01 with respect to Securities of such series, no such notice to Holders shall be given until at least 60 days after the occurrence thereof. For the purpose of this Section, the term “default” means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to Securities of such series.

Section 6.03. Certain Rights of Trustee. Except as otherwise provided in Section 6.01:

(a) the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order or as otherwise expressly provided herein and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution;

(c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officer’s Certificate and such Officer’s Certificate, in the absence of negligence or bad faith on the part of the Trustee, shall be full warrant to the Trustee for any action taken, suffered or omitted by it under the provisions of this Indenture upon the faith thereof;

(d) the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders of Securities of any series shall have offered to the Trustee reasonable security or indemnity satisfactory to it against the costs, expenses, losses and liabilities which might be incurred by it in compliance with such request or direction;

(f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, calculation or quotation, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its sole discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney;

(g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(h) in no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

(i) the Trustee shall not be deemed to have notice of any default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and this Indenture;

(j) the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed by the Trustee to act hereunder; and

(k) in no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 6.04. Not Responsible for Recitals or Issuance of Securities. The recitals contained herein and in the Securities, except the Trustee’s certificates of authentication, shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities, except that the Trustee represents that it is duly authorized to execute and deliver this Indenture, authenticate the Securities and perform its obligations hereunder and that the statements made by it in its Statements of Eligibility on Form T-1 supplied to the Company are true and accurate. The Trustee or any Authenticating Agent shall not be accountable for the use or application by the Company of Securities or the proceeds thereof.

Section 6.05. May Hold Securities. The Trustee, any Paying Agent, any Security Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Sections 6.08 and 6.13, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Paying Agent, Security Registrar or such other agent.

Section 6.06. Money Held in Trust. Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Company. Each Paying Agent shall hold in trust for the benefit of the Holders or the Trustee all sums held by such Paying Agent for the payment of the principal of or interest on the Securities, and shall give to the Trustee notice of any default by the Company on the Securities in the making of any such payment.

Section 6.07. Compensation and Reimbursement. The Company agrees:

(a) to pay to the Trustee from time to time reasonable compensation for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(b) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and

(c) to indemnify the Trustee, its agents and counsel for, and to hold them harmless against, any loss, liability or expense incurred without negligence or bad faith on their part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending themselves against any claim or liability in connection with the exercise or performance of any of their powers or duties hereunder.

The obligations of the Company under this Section shall constitute additional indebtedness hereunder and shall survive the satisfaction and discharges of this Indenture. Such additional indebtedness shall be a senior claim to that of the Securities upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of the Holders of particular Securities, and the Securities are hereby subordinated to such senior claim.

When the Trustee incurs expenses or renders services after an Event of Default specified in Section 5.01(e) or (f) occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

Section 6.08. Disqualification; Conflicting Interests. If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to Section 310(b) of the Trust Indenture Act and this Indenture.

Section 6.09. Corporate Trustee Required; Eligibility. There shall at all times be a Trustee hereunder which shall be a corporation organized and doing business under the laws of the United States of America or of any State or the District of Columbia, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least $50,000,000, subject to supervision or examination by Federal, State or District of Columbia authority and having its Corporate Trust Office in the Borough of Manhattan, the City of New York, New York. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 6.10. Resignation and Removal; Appointment of Successor.

(a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee under Section 6.11.

(b) The Trustee may resign at any time with respect to the Securities of one or more series by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 6.11 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(c) The Trustee may be removed at any time with respect to the Securities of any series by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series delivered to the Trustee and to the Company.

(d) If at any time:

(i) the Trustee shall fail to comply with Section 310(b) of the Trust Indenture Act after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(ii) the Trustee shall cease to be eligible under Section 6.09 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(iii) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Company by a Board Resolution may remove the Trustee with respect to all Securities, or (ii) subject to Section 5.12, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities and the appointment of a successor Trustee or Trustees.

The Company may also remove the Trustee with or without cause if the Company so notifies the Trustee six months in advance and if no Event of Default occurs during the six-month period.

(e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Securities of one or more series, the Company, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Securities of any particular series) and shall comply with the applicable requirements of Section 6.11. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 6.11, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Company or the Holders of Securities of that series and accepted appointment in the manner required by Section 6.11, any Holder of a Security who has been a bona fide Holder of a Security of such series for at least six months, subject to Section 5.12, may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(f) The Company shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series in the manner provided in Section 1.06. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

Section 6.11. Acceptance of Appointment by Successor.

(a) In case of the appointment hereunder of a successor Trustee with respect to all Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of the charges due it pursuant to Section 6.07, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee, and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder. Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts.

(b) In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Company, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (i) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (ii) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (iii) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Company or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates.

(c) Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in paragraph (a) or (b) of this Section, as the case may be.

(d) No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

Section 6.12. Merger, Conversion, Consolidation or Succession to Business. Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.

Section 6.13. Preferential Collection of Claims Against Company. If and when the Trustee shall be or become a creditor of the Company (or any other obligor upon the Securities), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor). A Trustee who has resigned or been removed shall be subject to Section 311(a) of the Trust Indenture Act to the extent provided therein.

Section 6.14. Appointment of Authenticating Agent. The Trustee may appoint an Authenticating Agent or Agents with respect to one or more series of Securities which shall be authorized to act on behalf of the Trustee to authenticate Securities of such series issued upon original issue or upon exchange, registration of transfer or partial redemption thereof or pursuant to Section 3.06, and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee’s certificate of authentication such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Company. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency or corporate trust business of such Authenticating Agent, shall continue to be an Authenticating Agent provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or such Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall promptly give notice of such appointment to all Holders of Securities pursuant to Section 1.06. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

The Company agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section.

If an appointment with respect to one or more series is made pursuant to this Section, the Securities of such series may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternative certificate of authentication in the following form:

This is one of the Securities of the series designated therein referred to in the within mentioned Indenture.

HSBC Bank USA, National Association, as Trustee

By:
Authenticating Agent

By:
Authorized Signatory

If the Trustee does not have an office capable of authenticating Securities upon original issuance located in a Place of Payment where the Company wishes to have Securities of such series authenticated upon original issuance, the Trustee, if so requested by the Company in writing (which writing need not comply with Section 1.02 and need not be accompanied by an Opinion of Counsel), shall appoint (at the expense of the Company) in accordance with this Section an Authenticating Agent having an office in a Place of Payment designated by the Company with respect to such series of Securities.

ARTICLE 7

HOLDERS’ LISTS AND REPORTS BY TRUSTEE AND COMPANY

Section 7.01. Company to Furnish Trustee Names and Addresses of Holders of Securities. The Company will furnish or cause to be furnished to the Trustee with respect to the Securities of each series:

(a) semi-annually, not more than 15 days after each Regular Record Date, or in the case of any series of Securities on which semi-annual interest is not payable, not more than 15 days after such semi-annual dates as may be specified by the Trustee, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of such Securities as of such Regular Record Date or such semiannual date, as the case may be, and

(b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished, provided, however, that so long as the Trustee is the Security Registrar, no such list need be furnished.

Section 7.02. Preservation of Information; Communications to Holders.

(a) The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders of Securities (i) contained in the most recent list furnished to the Trustee as provided in Section 7.01, (ii) received by the Trustee in its capacity as Security Registrar (or Paying Agent, if so acting) and (iii) filed with it during the two preceding years pursuant to Section 7.03(c). The Trustee may destroy any list furnished to it as provided in Section 7.01 upon receipt of a new list so furnished.

(b) If three or more Holders of Securities of any series (hereinafter referred to as “applicants”) apply in writing to the Trustee, and furnish to the Trustee reasonable proof that each such applicant has owned a Security for a period of at least six months preceding the date of such application, and such application states that the applicants desire to communicate with other Holders of Securities of such series with respect to their rights under this Indenture or under the Securities of such series and is accompanied by a copy of the form of proxy or other communication which such applicants propose to transmit, then the Trustee shall within five business days after the receipt of such application, at its election, either:

(i) afford such applicants access to the information preserved at the time by the Trustee in accordance with Section 7.02(a) (provided, however, that the Trustee shall have no obligation to investigate or confirm the information so provided), or

(ii) inform such applicants as to the approximate number of Holders of Securities of such series whose names and addresses appear in the information preserved at the time by the Trustee in accordance with Section 7.02(a) (provided, however, that the Trustee shall have no obligation to investigate or confirm the information so provided), and as to the approximate cost of mailing to such Holders of Securities of such series the form of proxy or other communication, if any, specified in such application.

If the Trustee shall, after receiving direction from the Company, elect not to afford such applicants access to such information, the Trustee shall, upon the written request of such applicants, mail to each Holder of Securities of such series whose name and address appears in the information preserved at the time by the Trustee in accordance with Section 7.02(a), a copy of the form of proxy or other communication which is specified in such request, with reasonable promptness after a tender to the Trustee of the material to be mailed and of payment, or provision for the payment, of the reasonable expenses of mailing, unless within five days after such tender, the Trustee shall mail to such applicants and file with the Commission, together with a copy of the material to be mailed, a written statement to the effect that, in the opinion of the Company, such mailing would be contrary to the best interests of the Holders of Securities of such series or would be in violation of applicable law. Such written statement shall specify the basis of such opinion. If the Commission, after opportunity for a hearing upon the objections specified in the written statement so filed, shall enter an order refusing to sustain any of such objections or if, after the entry of an order sustaining one or more of such objections, the Commission shall find, after notice and opportunity for hearing, that all the objections so sustained have been met and shall enter an order so declaring, the Trustee shall mail copies of such material to all such Holders of Securities of such series with reasonable promptness after the entry of such order and the renewal of such tender; otherwise the Trustee shall be relieved of any obligation or duty to such applicants respecting their application.

(c) Every Holder of Securities, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee, nor any agent of the Company or the Trustee shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders of Securities in accordance with Section 7.02(b), regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under Section 7.02(b).

Section 7.03. Reports by Trustee.

(a) The Trustee shall transmit to Holders such reports concerning the Trustee and its actions under this Indenture as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto. If required by Section 313(a) of the Trust Indenture Act, the Trustee shall, within 60 days after each September 1 following the date of this Indenture deliver to Holders a report, dated as of such September 1, which complies with the provisions of such Section 313(a).

(b) The Trustee shall comply with Sections 313(b) and 313(c) of the Trust Indenture Act.

(c) A copy of such report shall, at the time of such transmission to the Holders of Securities, be filed by the Trustee with the Company, with each securities exchange upon which any of the Securities are listed (if so listed) and also with the Commission. The Company agrees to notify the Trustee when any Securities become listed on any stock exchange or market center.

Section 7.04. Reports by Company. The Company will:

(a) file with the Trustee, within 15 days after the Company is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if the Company is not required to file information, documents or reports pursuant to either of said Sections, then it will file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations adopted pursuant to Section 314(a)(1) of the Trust Indenture Act;

(b) file with the Trustee and the Commission such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided in the Trust Indenture Act; and

(c) transmit by mail to all Holders, within 30 days after the filing thereof with the Trustee, in the manner and to the extent provided in Section 7.03(c) with respect to reports pursuant to Section 7.03(a), such summaries of any information, documents and reports required to be filed by the Company pursuant to paragraphs (a) and (b) of this Section as may be required by rules and regulations prescribed from time to time by the Commission.

ARTICLE 8

CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER

Section 8.01. Company May Consolidate, Etc., Only On Certain Terms. So long as any Securities are outstanding, the Company will not consolidate with or merge into any other Person (excluding Persons controlled by one or more members of the Mittal Family) or convey or transfer substantially all of its properties and assets to any other Person (excluding Persons controlled by one or more members of the Mittal Family) unless thereafter:

(a) the Person formed by such consolidation or into which it is merged, or the Person which acquired all or substantially all of the Company’s properties and assets, expressly assumes pursuant to a supplemental indenture the due and punctual payment of the principal of and interest on all the Securities and the performance or observance of every covenant herein on the Company’s part to be performed or observed (including, if such Person is not organized in or a resident of Luxembourg for tax purposes, substituting such Person’s jurisdiction of organization or residence for tax purposes for Luxembourg, where applicable, including for the obligation to pay Additional Amounts);

(b) immediately after giving effect to such transaction, no Event of Default has occurred and is continuing; and

(c) the Person formed by such consolidation or into which the Company is merged, or the Person which acquired all or substantially all of the properties and assets of the Company delivers to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that the consolidation, merger, conveyance or transfer and, if a supplemental indenture is required in connection with the transaction, the supplemental indenture, comply with the terms and conditions herein and that all conditions precedent in the Indenture relating to the transaction have been complied with and, immediately giving effect to such transaction, no Event of Default has occurred and is continuing, except that such Officer’s Certificate and Opinion of Counsel shall not be required in the event any such consolidation, merger, conveyance or transfer is made by order of any court or tribunal having jurisdiction over the Company, its properties and assets.

Section 8.02. Successor Substituted. Upon any consolidation or merger by the Company with or into any other Person, or any sale, conveyance, transfer or lease by the Company of the properties and assets of the Company substantially as an entirety to any Person in accordance with Section 8.01, the successor Person formed by such consolidation or into which the Company is merged or to which such sale, conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein; and thereafter, the Company (which term shall for this purpose mean the Person named as the “Company” in the first paragraph of this Indenture or any successor Person which shall theretofore become such in the manner described in Section 8.01) shall be discharged from all obligations and covenants under this Indenture and the Securities, and may be dissolved and liquidated.

ARTICLE 9

SUPPLEMENTAL INDENTURES

Section 9.01. Supplemental Indentures Without Consent of Holders. Without the consent of any Holder of Securities, the Company, when authorized by or pursuant to a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

(a) to provide for the issuance of additional Securities in accordance with the limitations set forth in this Indenture as of the date hereof; or

(b) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Securities contained; or

(c) to comply with any requirements of the Commission in connection with qualifying this Indenture under the Trust Indenture Act; or

(d) to add to the covenants of the Company, for the benefit of the Holders of all or any series of Securities (and if such covenants are to be for the benefit of less than all series of Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Company; or

(e) to add any additional Events of Default (and if such Events of Default are to be for the benefit of less than all series of Securities, stating that such Events of Default are expressly being included solely for the benefit of such series); or

(f) to change or eliminate any of the provisions of this Indenture, provided that any such change or elimination shall become effective only when there is no Security Outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision; or

(g) to secure the Securities; or

(h) to establish the form or terms of Securities of any series as permitted by Section 2.01 and 3.01; or

(i) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and/or to add or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 6.11(b); or

(j) to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein; or

(k) to correct or add any other provisions with respect to matters or questions arising under this Indenture, provided that such action shall not adversely affect the interests of the Holders of Securities of any series in any material respect.

Section 9.02. Supplemental Indentures with Consent of Holders. With the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities of each series affected by such supplemental indenture, by Act of said Holders delivered to the Company and the Trustee, the Company, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Securities of such series under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security affected thereby,

(a) change the Stated Maturity of the principal of, or any installment of principal of or any interest on, any Security, or reduce the principal amount thereof or any rate of interest thereon or any premium payable upon the redemption thereof, or change any obligation of the Company to pay additional amounts pursuant to Section 10.11 (except as contemplated by Section 8.01(a) and permitted by Section 9.01(a)), or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Stated Maturity thereof pursuant to Section 5.02, or change the method in which amounts of payments of principal or any interest thereon are determined, or change any Place of Payment, or change the coin or currency in which any Security or any premium or any interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or

(b) reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (or compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture, or

(c) impair the right of the Holders of Securities to institute suit for the enforcement of any payment on or after the date due, or

(d) modify any of the provisions of this Section or Section 5.04, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby, provided, however, that this clause shall not be deemed to require the consent of any Holder of a Security with respect to changes in the references to “the Trustee” and concomitant changes in this Section, or the deletion of this proviso, in accordance with the requirements of Section 6.11(b) and Section 9.01(i), or

(e) change the provisions of this Indenture regarding the quorum required at any meeting of Holders, or

(f) change any obligation of the Company to maintain an office or agency in the places and for the purposes specified in Section 10.02.

A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

Section 9.03. Execution of Supplemental Indentures. In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 6.01) shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture, and that such supplemental indenture, when executed and delivered by the Company, will constitute a valid and binding obligation of the Company enforceable in accordance with its terms. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

Section 9.04. Effect of Supplemental Indentures. Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

Section 9.05. Conformity with Trust Indenture Act. Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act as then in effect.

Section 9.06. Reference in Securities to Supplemental Indentures. Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form acceptable to the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities of any series so modified as to conform, in the opinion of the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Securities of such series.

ARTICLE 10

COVENANTS

Section 10.01. Payments. The Company shall pay, or cause to be paid, the principal, interest and Additional Amounts, if any on the dates and in the manner referred to in Section 10.11 hereof.

Principal, any amounts referred to in Section 11.03, interest and Additional Amounts, if any, will be considered paid on the date due if the Paying Agent, if other than the Company or a Subsidiary thereof, holds as of 10:00 a.m. Eastern Time on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay all principal and interest and Additional Amounts, if any, then due.

If a payment date is a Legal Holiday in a Place of Payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue or be reduced, as the case may be, on such payment for the intervening period. The Company shall provide in its notice of any such Place of Payment to the Trustee, notice of the Legal Holidays in such jurisdiction.

Section 10.02. Maintenance of Office or Agency. The Company will maintain in the Borough of Manhattan, the City of New York, an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Security Registrar or co-registrar) where Securities may be surrendered for registration of transfer or for exchange and will maintain an office in the United States where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served. The Company hereby designates the office for registration of transfer or for exchange of Securities to be at the office of the Trustee at HSBC Bank USA, National Association, Corporate Trust Office, 10 East 40th Street, 14th Floor, New York, New York 10016, United States, and designates the office for service of notices and demands to or upon the Company to be at ArcelorMittal USA Inc., 1 South Dearborn, Chicago, Illinois 60603, United States. The Company hereby agrees not to change the designation of either such office without prior written notice to the Trustee and designation of a replacement for such office or agency. If at any time the Company fails to maintain at least one such required office or agency where Securities may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served or fails to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Company may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission will in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, the City of New York for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. The Company hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Company in accordance with Section 3.05 hereof.

Section 10.03. Appointment To Fill a Vacancy in the Office of the Trustee. Whenever necessary to avoid or fill a vacancy in the office of the Trustee, the Company will appoint a successor trustee in accordance with Section 6.10 hereof so that there will at all times be a Trustee with respect to the Securities.

Section 10.04. Notice of Certain Events.

(a) The Company will give written notice to the Trustee at its Corporate Trust Office, promptly and in any event within 15 days after it becomes aware of the occurrence of any Event of Default hereunder.

(b) If the Trustee has received written notice of an Event of Default, the Trustee will give notice of that event to the Holders within 90 days after the Trustee has received written notice thereof. The Trustee may withhold notice to the Holders of such an event (except the non-payment of principal or interest) if a committee of its trust officers determines in good faith that withholding notice is in the interests of the Holders.

Section 10.05. [Reserved].

Section 10.06. Compliance Certificate. The Company shall deliver to the Trustee within 120 days after the end of its fiscal year an Officer’s Certificate stating that it has complied with its obligations under the Indenture and that no Event of Default has occurred during such period, or if one or more has occurred, specifying those Events of Default and what actions, if any, have been taken by the Company upon becoming aware of the occurrence of, or what actions, if any, the Company proposes to take with respect to, each such Event of Default.

Section 10.07. Further Actions. The Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper or as the Trustee may reasonably request to carry out more effectively the purpose of this Indenture.

Section 10.08. Stay, Extension and Usury Laws. The Company covenants (to the extent that it may lawfully do so) that it will not, at any time insist upon, plead, or in any manner whatsoever claim, or to the extent permitted by law, take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company hereby expressly waives (to the extent it may lawfully do so) all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will, to the extent permitted by law, suffer and permit the execution of every such power as though no such law has been enacted.

Section 10.09. Corporate Existence. Subject to Article 8, the Company will preserve and keep in full force and effect its corporate existence.

Section 10.10. Negative Pledge. The Company covenants that so long as any of the Securities remain outstanding, it will not, and will not permit any Material Subsidiary to, create or permit to subsist, any Security upon any of their respective Assets, present or future, to secure any Relevant Indebtedness incurred or guaranteed by it or by any Material Subsidiary (whether before or after the issue of the Securities) other than Permitted Security unless the obligations of the Company under the Securities are (i) equally and rateably secured so as to rank pari passu with such Relevant Indebtedness or the guarantee thereof or (ii) benefit from any other Security or arrangement as shall be approved by the Holders of a majority in aggregate principal amount of the Securities of the affected series then outstanding.

Section 10.11. Payment of Additional Amounts.

(a) The Company will make all payments of principal and interest on the Securities without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within Luxembourg or any jurisdiction in which ArcelorMittal is resident for tax purposes (or in the case of a successor entity any jurisdiction in which such successor entity is organized or resident for tax purposes (or any political subdivision or taxing authority thereof or therein)) (each, as applicable, a “Relevant Jurisdiction”), unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, the Company or any successor entity, as the case may be, will make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and will pay such additional amounts (“Additional Amounts”) as will result in receipt by the Holders of such amounts as would have been received by the Holders had no such withholding or deduction been required by the Relevant Jurisdiction, except that no Additional Amounts will be payable:

(i) for or on account of:

(A) any tax, duty, assessment or other governmental charge that would not have been imposed but for:

(1) the existence of any present or former connection between the Holder or beneficial owner of such Security, as the case may be, and the Relevant Jurisdiction including, without limitation, such Holder or beneficial owner being or having been a citizen or resident of such Relevant Jurisdiction or treated as a resident thereof or being or having been physically present or engaged in a trade or business therein or having or having had a permanent establishment therein, other than merely holding such Security or the receipt of payments thereunder;

(B) the presentation of such Security (where presentation is required) more than 30 days after the later of the date on which the payment of the principal of, premium, if any, or interest on, such Security became due and payable pursuant to the terms thereof or was made or duly provided for, except to the extent that the holder thereof would have been entitled to such Additional Amounts if it had presented such Security for payment on any date within such 30-day period;

(C) the failure of the Holder or beneficial owner to comply with a timely request of the Company or any successor entity addressed to the holder or beneficial owner, as the case may be, to provide information, documentation and certification concerning such Holder’s or beneficial owner’s nationality, residence, identity or connection with any Relevant Jurisdiction, if and to the extent that due and timely compliance with such request would under applicable law, regulation or administrative practice have reduced or eliminated any withholding or deduction as to which Additional Amounts would have otherwise been payable to such Holder or beneficial owner; or

(D) the presentation of such Security (where presentation is required) for payment in the Relevant Jurisdiction, unless such Security could not have been presented for payment elsewhere;

(ii) any estate, inheritance, gift, sale, transfer, excise or personal property or similar tax, assessment or other governmental charge;

(iii) any withholding or deduction in respect of any tax, duty, assessment or other governmental charge where such withholding or deduction is imposed or levied on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directives; or

(iv) any combination of taxes, duties, assessments or other governmental charges referred to in the preceding clauses (a), (b) and (c); or

(v) with respect to any payment of the principal of, or premium, if any, or interest on, such Security to a holder who is a fiduciary, partnership or Person other than the sole beneficial owner of any payment to the extent that such payment would be required to be included in the income under the laws of a Relevant Jurisdiction, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, or a member of that partnership or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner, or beneficial owner been the holder thereof.

(b) Whenever there is mentioned in any context the payment of principal of, and any premium or interest on, any Security, such mention will be deemed to include payment of Additional Amounts provided for in the Indenture to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Section 10.12. Offer To Purchase upon a Change of Control. The provisions of this Section 10.12 shall only be applicable to a series of Securities if such applicability is specified pursuant to Section 3.01.

Upon the occurrence of a Change of Control, unless the Company has exercised its right to redeem the Securities of such series under Section 11.03 or under Section 10.04, or unless the Change of Control Payment Date would fall on or after the maturity date of the Securities of such series, the Company will make an offer to purchase all or a portion of each Holder’s Securities of each series for which the applicability of this Section 10.12 has been specified pursuant to Section 3.01 pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount tendered plus accrued and unpaid interest, if any, to the date of purchase.

Within 30 days following the date upon which the Change of Control occurred, or at the Company’s option, prior to any Change of Control but after the public announcement of the pending Change of Control, the Company will be required to send, by first class mail, a notice to each Holder of Securities of such series, with a copy to the Trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date. Holders of Securities of such series electing to have Securities purchased pursuant to a Change of Control Offer will be required to tender the Securities in accordance with the terms of the Change of Control Offer prior to the close of business on the third Business Day prior to the Change of Control Payment Date.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(a) accept for payment all Securities or portions thereof of such series properly tendered pursuant to the Change of Control Offer;

(b) deposit with the Paying Agent and instruct the Paying Agent in writing to pay an amount equal to the purchase price in respect of all Securities or portions thereof so tendered; and

(c) deliver or cause to be delivered to the Trustee the Securities so accepted together with an Officer’s Certificate stating the aggregate principal amount of Securities or portions thereof of such series being purchased by the Company.

Upon receipt of the foregoing, the Paying Agent will promptly mail or wire to each Holder of Securities so tendered the purchase price for such Securities, and the Trustee, upon written instruction by the Company, will promptly authenticate and mail or cause to be transferred by book entry to each holder a new Security equal in principal amount to any unpurchased portion of the Securities surrendered, if any; provided that each such new note will be in a principal amount of $2,000 and integral multiples of $1,000 in excess thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Securities of such series as a result of a Change of Control. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the Securities, the Company shall comply with those securities laws and regulations and shall not be deemed to have breached the Company’s obligations under the Change of Control Offer provisions of the Securities by virtue of any such conflict.

The Trustee is under no obligation to ascertain whether a Change of Control or any event that could lead to the occurrence of or could constitute a Change of Control has occurred, and until it has actual knowledge or express notice to the contrary, the Trustee may assume that no Change of Control or other such event has occurred.

ARTICLE 11

REDEMPTION OF SECURITIES

Section 11.01. Applicability of this Article. Securities of any series that are redeemable before their stated Maturity shall be redeemable in accordance with their terms and (except as otherwise specified as contemplated by Section 3.01 for Securities of any series) in accordance with this Article.

Section 11.02. Election to Redeem; Notice to Trustee. The due authorization of the election of the Company to redeem any Securities shall be evidenced by a certificate of an Authorized Officer. In case of any redemption at the election of the Company of less than all the Securities of any series, the Company shall, at least 60 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date and of the principal amount of Securities of such series to be redeemed and the redemption price for such Securities, such notice to be accompanied by a written statement signed by an Authorized Officer of the Company stating that no defaults in the payment of interest or Events of Default with respect to the Securities of that series have occurred (which have not been waived or cured). In the case of any redemption of Securities (i) prior to the expiration of any restriction on such redemption provided in the terms of such Securities or elsewhere in this Indenture, or (ii) pursuant to an election of the Company which is subject to a condition or computation specified in the terms of such Securities, the Company shall furnish the Trustee with an Officer’s Certificate evidencing compliance with such restriction, condition or computation.

In the event that any election by the Company necessitates the retention of any agent by the Trustee, the Company agrees that such retention shall be at the sole expense of the Company.

Section 11.03. Redemption at the Option of the Company. The provisions of this Section 11.03 shall only be applicable to a series of Securities if such applicability is specified pursuant to Section 3.01.

The Company will have the right to redeem the Securities of any series, in whole or in part from time to time, at the Company’s option, on at least 30 days’ but no more than 60 days’ prior written notice mailed to the registered Holders of such series of Securities to be redeemed. Upon redemption of the Securities, the Company will pay a redemption price equal to the greater of (1) 100% of the principal amount of the Securities to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) of the Securities to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus the Additional Basis Points (as defined below), in each case plus accrued and unpaid interest thereon to the Redemption Date and certified as to amount to the Trustee in an Officer’s Certificate.

For the purposes of the foregoing:

“Additional Basis Points” means a number of basis points as specified pursuant to Section 3.01 for Securities of any series.

“Treasury Rate” means, for any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity, of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Securities to be redeemed.

“Comparable Treasury Price” means, with respect to any Redemption Date (1) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four Reference Treasury Dealer Quotations, the average of all of these quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company.

“Reference Treasury Dealer” means each of the Reference Treasury Dealers specified pursuant to Section 3.01 for the Securities of any series (or their respective affiliates that are primary U.S. Government securities dealers), and their respective successors, or if at any time any of the above is not a primary U.S. Government securities dealer, one other nationally recognized investment banking firm selected by the Company that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such Redemption Date.

“Remaining Scheduled Payments” means, with respect to each Security to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related Redemption Date for such redemption; provided, however, that, if such Redemption Date is not an Interest Payment Date with respect to such Security, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such Redemption Date.

The notice of redemption will state any conditions applicable to a redemption and the amount of Securities of any series to be redeemed. If less than all the Securities of any series are to be redeemed, the Securities of such series to be redeemed shall be selected by the Trustee by such method as the Trustee deems fair and appropriate.

Except as described under Section 11.04, the Securities will not otherwise be redeemable by the Company at the Company’s option prior to maturity.

Section 11.04. Redemption for Taxation Reasons. The Securities may be redeemed, at the Company’s option, in whole but not in part, upon giving not less than 30 days’ nor more than 60 days’ notice to the Holders (which notice will be irrevocable), at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including any Additional Amounts), if any, to the date fixed by the Company for redemption (the “Tax Redemption Date”) if, as a result of:

(a) any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of a Relevant Jurisdiction affecting taxation; or

(b) any change in, or amendment to, an official position regarding the application or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment becomes effective or, in the case of an official position, is announced (i) in the case of the Company, on or after the Closing Date or (ii) in the case of any successor entity, on or after the date such successor entity becomes obligated under the Securities or the Indenture, with respect to any payment due or to become due under the Securities or the Indenture, the Company or its successor entity, as the case may be, is, or on the next Interest Payment Date would be, required to pay Additional Amounts, and such requirement cannot be avoided by the Company or its successor entity, as the case may be, taking reasonable measures available to it; provided that for the avoidance of doubt changing the jurisdiction of the Company or any successor entity is not a reasonable measure for the purposes of this section; and provided, further that no such notice of redemption will be given earlier than 60 days prior to the earliest date on which we, or any successor entity, as the case may be, would be obligated to pay such Additional Amounts if a payment in respect of the Securities were then due.

Any Securities that are redeemed will be cancelled.

Section 11.05. Mandatory Redemption. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Securities.

Section 11.06. Selection by Trustee of Securities to be Redeemed. If less than all the Securities of any series are to be redeemed, the particular Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Securities of such series not previously called for redemption by lot or by such other method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to the minimum authorized denomination for Securities of that series or any integral multiple of the minimum authorized incremental denomination above such minimum authorized denomination) of the principal amount of Securities of such series of a denomination larger than the minimum authorized denomination for Securities of that series or of portions of the principal amount of global Securities of such series.

The Trustee shall promptly notify the Company in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal amount of such Securities which has been or is to be redeemed.

Section 11.07. Notice of Redemption. Notice of redemption shall be given in the manner provided in Section 1.06 not less than 30 and not more than 60 days prior to the Redemption Date, to the Holders of Securities to be redeemed.

All notices of redemption shall include the CUSIP number and state:

(a) the Redemption Date,

(b) the Redemption Price and any accrued interest,

(c) if less than all Outstanding Securities of any series are to be redeemed, the identification (and, in the case of partial redemption, the principal amounts) of the particular Securities to be redeemed,

(d) that on the Redemption Date the Redemption Price, and any accrued interest thereon will become due and payable upon each such Security to be redeemed and that interest thereon shall cease to accrue from and after said date,

(e) the place or places where such Securities are to be surrendered for payment of the Redemption Price and any accrued interest thereon, and

(f) if such be the case, that the installment of interest on Securities whose Stated Maturity is the Redemption Date is payable to the Persons in whose names such Securities are registered at the close of business on the Regular Record Date immediately preceding the Redemption Date.

Notice of redemption of Securities to be redeemed shall be given by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company.

Section 11.08. Deposit of Redemption Price. Prior to the opening of business on any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) any accrued interest on, all the Securities which are to be redeemed on that date.

Section 11.09. Securities Payable on Redemption Date. Notice of Redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified together with any accrued interest thereon and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Securities shall cease to bear interest. Upon surrender of any such Securities for redemption in accordance with said notice, such Securities shall be paid by the Company at the Redemption Price, together with any accrued interest to the Redemption Date; provided, however, that, unless otherwise specified as contemplated by Section 3.01, installments of interest on Securities whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 3.07.

If the Company shall default in the payment of the Redemption Price and accrued interest on any Security called for redemption, the principal (and premium, if any) of such Security shall, until paid or until payment is provided for in accordance herewith, bear interest from the Redemption Date at the rate, if any, prescribed therefor in the Security.

So long as it is known to the Trustee that an Event of Default is continuing hereunder, the Trustee shall not redeem any Securities of any series pursuant to this Article (unless all Outstanding Securities of such series are to be redeemed) or mail or give any notice of redemption of Securities except that, where the mailing of notice of redemption of any Securities shall theretofore have been made, the Trustee shall redeem or cause to be redeemed such Securities provided that it shall have received from the Company a sum sufficient for such redemption. Except as aforesaid, any monies theretofore or thereafter received by the Trustee shall, during the continuance of such Event of Default, be deemed to have been collected under Article 5 and held for the payment of all such Securities. In case such Event of Default shall have been waived as provided in Section 5.04 or the default cured on or before the sixtieth day preceding the Redemption Date, such monies shall hereafter be applied in accordance with the provisions of this Article.

Section 11.10. Securities Redeemed in Part. Any Security which is to be redeemed only in part shall be surrendered at any Place of Payment therefor (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing) and the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of the same series and of like tenor, of any authorized denomination as requested by the Holder, in an aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

ARTICLE 12

SATISFACTION AND DISCHARGE

Section 12.01. Satisfaction and Discharge. This Indenture will be discharged and will cease to be of further effect as to all Securities of any series issued hereunder, when:

(a) either:

(i) all Securities of such series that have been authenticated, except lost, stolen or destroyed Securities that have been replaced or paid and Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(ii) all Securities of such series that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Securities of such series not delivered to the Trustee for cancellation for principal and accrued interest and Additional Amounts, if any, to the date of maturity or redemption;

(b) the Company has paid or caused to be paid all sums payable by it under this Indenture with respect to such series; and

(c) the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Securities of such series at maturity or on the Redemption Date, as the case may be.

In addition, the Company must deliver an Officer’s Certificate and Opinion of Counsel stating that all conditions precedent to the satisfaction and discharge have been satisfied.

Notwithstanding the satisfaction and discharge of this Indenture, if money has been deposited with the Trustee pursuant to subclause (ii) of clause (a) of this Section 12.01, the provisions of Sections 12.02 and 4.06 hereof will survive. In addition, nothing in this Section 12.01 will be deemed to discharge those provisions of Section 6.07 hereof, that, by their terms, survive the satisfaction and discharge of this Indenture.

Section 12.02. Application of Trust Money.

Subject to the provisions of Section 4.06 hereof, all money deposited with the Trustee pursuant to Section 12.01 hereof shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal and interest and Additional Amounts, if any, for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 12.01 hereof by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 12.01 hereof; provided that if the Company has made any payment of principal of, interest or Additional Amounts, if any, on, any Securities because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.

ARTICLE 13

MEETINGS OF HOLDERS OF SECURITIES

Section 13.01. Call and Notice of Holders’ Meeting. A meeting of Holders of any series may be called by the Trustee at any time. The Company or the Holders of at least 10% in aggregate principal amount of the then outstanding Securities of any series may call a meeting if the Company or the Holders have requested the Trustee in writing to call such a meeting and the Trustee has not given notice of such meeting within 20 days of receiving the request. Notices of meetings must include the time and place of the meeting and a general description of the action proposed to be taken at the meeting and must be given not less than 30 days nor more than 60 days before the date of the meeting, except that notices of meetings reconvened after adjournment must be given not less than 10 days nor more than 60 days before the date of the meeting. At any meeting, the presence of Holders holding Securities in an aggregate principal amount sufficient to take the action for which the meeting was called will constitute a quorum. Any modifications to or waivers of the Indenture or the Securities will be conclusive and binding on all Holders of Securities of such series, whether or not they have given their consent (unless required under this Indenture) or were present at any duly held meeting.

Section 13.02. Communication by Holders of Securities with Other Holders of Securities. Holders may communicate pursuant to Trust Indenture Act Section 312(b) with other Holders with respect to their rights under this Indenture or the Securities. The Company, any guarantor, the Trustee, the Security Registrar and anyone else shall have the protection of Trust Indenture Act Section 312(c).

Section 13.03. Persons Entitled to Vote at Meetings. To be entitled to vote at any meeting of Holders of Securities of any series, a Person shall be (1) a Holder of one or more Outstanding Securities of such series, or (2) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Securities of such series by such Holder or Holders. The only Persons who shall be entitled to be present or to speak at any meeting of Holders of Securities of any series shall be the Persons entitled to vote at such meeting and their counsel, any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

Section 13.04. Quorum; Action. The Persons entitled to vote a majority in principal amount of the Outstanding Securities of a series shall constitute a quorum for a meeting of Holders of Securities of such series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which this Indenture or the terms of such series expressly provides may be given by the Holders of not less than a specified percentage of the principal amount of the Outstanding Securities of a series, the Persons entitled to vote such specified percentage in principal amount of the Outstanding Securities of such series shall constitute a quorum. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of Securities of such series, be dissolved. In any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such adjourned meeting. Notice of the reconvening of any adjourned meeting need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened. Notice of the reconvening of an adjourned meeting shall state expressly the percentage, as provided above, of the principal amount of the Outstanding Securities of such series which shall constitute a quorum.

Except as limited by the proviso to Section 9.02, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Securities of that series; provided, however, that, except as limited by the proviso to Section 9.02, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which this Indenture or the terms of such series expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of the Outstanding Securities of a series may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Securities of that series.

Any resolution passed or decision taken at any meeting of Holders of Securities of any series duly held in accordance with this Section shall be binding on all the Holders of Securities of such series, whether or not present or represented at the meeting.

Section 13.05. Determination of Voting Rights; Conduct and Adjournment of Meetings.

(a) Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders of Securities of a series in regard to proof of the holding of Securities of such series and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate. Except as otherwise permitted or required by any such regulations, the holding of Securities shall be proved in the manner specified in Section 1.04 and the appointment of any proxy shall be proved in the manner specified in Section 1.04. Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in Section 1.04 or other proof.

(b) The Trustee shall, by an instrument in writing, appoint, a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Holders of Securities, in which case the Company or the Holders of Securities of the series calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Persons entitled to vote a majority in principal amount of the Outstanding Securities of such series represented at the meeting.

(c) At any meeting each Holder of a Security of such series or proxy shall be entitled to one vote for each $1,000 principal amount of the Outstanding Securities of such series held or represented by him; provided, however, that no vote shall be cast or counted at any meeting in respect of any Security challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote, except as a Holder of a Security of such series or proxy.

(d) Any meeting of Holders of Securities of any series duly called pursuant to Section 13.01 at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in principal amount of the Outstanding Securities of such series represented at the meeting; and the meeting may be held as so adjourned without further notice.

Section 13.06. Counting Votes and Recording Action of Meetings. The vote upon any resolution submitted to any meeting of Holders of Securities of any series shall be by written ballots on which shall be subscribed the signatures of the Holders of Securities of such series or of their representatives by proxy and the principal amounts and serial numbers of the Outstanding Securities of such series held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record, at least in duplicate, of the proceedings of each meeting of Holders of Securities of any series shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one, or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in Section 13.01 and, if applicable, Section 13.04. Each copy shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one such copy shall be delivered to the Company, and another to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the Company and the Trustee have caused this Indenture to be duly executed, and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

ARCELORMITTAL

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary

By:	/s/ Armand Gobber
Name:	Armand Gobber
Title:	Vice President—Financing

HSBC BANK USA, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Ignazio Tamburello
Name:	Ignazio Tamburello
Title:	Vice President

EXHIBIT A

FORM OF SECURITY1

[Form of Face of Security]

[If an Original Issue Discount Security, insert any legend required by the Internal Revenue Code and the Regulations thereunder.]

If a Book-Entry Security – “This Security is a Book-Entry Security within the meaning of the Indenture hereinafter referred to and is registered in the name of a Depository or a nominee of a Depository. This Security is exchangeable for Securities registered in the name of a Person other than the Depository or its nominee only in the limited circumstances described in the Indenture, and no transfer of this Security (other than a transfer of this Security as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository) may be registered except in such limited circumstances.”

No. R-	$

ARCELORMITTAL

promises to pay to Cede & Co. or registered assigns,

the principal sum of                                          DOLLARS on                     .

Interest Payment Dates:                      and                      of each year, commencing on             , 20    .

Record Dates:                      and                      of each year, commencing on             , 20    .

Reference is hereby made to the further provisions of the Security evidenced hereby set forth on the reverse hereof, which further provisions shall have the same effect as if set forth at this place.

[1]	To be completed and supplemented to reflect the terms of any series of Securities.

Unless the Certificate of Authentication has been duly executed by the Trustee by manual signature, this Security shall not be entitled to any benefits under the Indenture, or be valid or obligatory for any purpose.

Dated:             , 20

ARCELORMITTAL

By:
Name:
Title:

By:
Name:
Title:

This is one of the Securities referred to

in the within-mentioned Indenture:

Dated:

HSBC BANK USA, NATIONAL ASSOCIATION, as Trustee

By:
Authorized Signatory

[Back of Security]

Capitalized terms used herein have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

(1) INTEREST. ArcelorMittal, a société anonyme organized under Luxembourg law will pay interest on the principal amount of the              Securities at [    ]% per annum from [            ], 2009 until Maturity. The Company will pay interest and Additional Amounts, if any, pursuant to Section [    ], semi-annually in arrears on                      and                      of each year (each an Interest Payment Date) commencing on             , 2009, to the Holders of Securities registered as such as of close of business on                      and                     , immediately preceding the relevant Interest Payment Date.

If an Interest Payment Date or the maturity date in respect of the Securities is not a Business Day in the Place of Payment, we will pay interest or principal, as the case may be, on the next Business Day. Payments postponed to the next Business Day in this situation will be treated under this Indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the Securities or this Indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a Business Day.

Interest on the Securities will accrue from the Closing Date or, if interest has already been paid, from the date it was most recently paid (each such period, an “Interest Period”). Interest on the Securities will be calculated in accordance with Section 3.10 of the Indenture.

Interest will cease to accrue on the Securities on the due date for their redemption, unless, upon such due date, payment of principal is improperly withheld or refused or if default is otherwise made in respect of payment of principal, in which case interest will continue to accrue on the Securities at the rates set forth above, as the case may be, until the earlier of (a) the day on which all sums due in respect of such Securities up to that day are received by the relevant Holder or (b) the day falling seven days after the Trustee has notified the Holders of receipt of all sums due in respect of the such Securities up to that seventh day, except to the extent that there is failure in the subsequent payment to the relevant Holders following such notification.

(2) DEFAULTED INTEREST. Any interest on the Securities which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date will forthwith cease to be payable to the Holder on such Regular Record

Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Company, notice whereof shall be given to Holders of Securities of this series not more than 15 days and not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

(3) METHOD OF PAYMENT. The Company will pay interest on the Securities (except Defaulted Interest) and Additional Amounts, if any, to the Persons who are registered Holders of Securities at the close of business in New York City on                      or                      (whether or not a Business Day) immediately preceding the Interest Payment Date, except as provided in Section 3.07 of the Indenture with respect to Defaulted Interest. The Securities will be payable as to principal, interest and Additional Amounts, if any, at the office or agency of the Company maintained for such purpose within or without the City and State of New York, or, at the option of the Company, payment of interest and Additional Amounts, if any, may be made by check mailed to the Holders at their addresses set forth in the register of Holders; provided that payment by wire transfer of immediately available funds will be required with respect to principal of, interest and Additional Amounts, if any, on, all Securities the Holders of which will have provided wire transfer instructions to the Company or the Paying Agent. Such payment will be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

(4) PAYING AGENT AND SECURITY REGISTRAR. Initially, HSBC Bank USA, National Association, 10 East 40th Street, 14th Floor, New York, NY 10016, Attn: Corporate Loan and Agency Group, the Trustee under the Indenture, will act as Paying Agent and Security Registrar. The Company may appoint one or more Co-Registrars and one or more additional Paying Agents. The Company may change any Paying Agent or Security Registrar without notice to any Holder. The Company or any of its Subsidiaries may act in any such capacity.

(5) INDENTURE. The Company issued the Securities under an Indenture dated as of             , 2009 between the Company and the Trustee. The terms of the Securities include those stated in the Indenture and those expressly made part of the Indenture by reference to the Trust Indenture Act as in effect on the date of the Indenture and, to the extent required by any amendment after such date, as so amended. The Securities are subject to all such terms, and

Holders are referred to the Indenture and the U.S. Trust Indenture Act for a statement of such terms. To the extent any provision of this Security conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

(6) REDEMPTION FOR TAXATION REASONS. The Securities may be redeemed, at the Company’s option, in whole but not in part, upon giving not less than 30 days’ nor more than 60 days’ notice to the Holders (which notice will be irrevocable), at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including any Additional Amounts), if any, to the Tax Redemption Date if, as a result of:

(a) any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of a Relevant Jurisdiction affecting taxation; or

(b) any change in, or amendment to, an official position regarding the application or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment becomes effective (i) in the case of the Company, on or after the Closing Date or (ii) in the case of any successor entity, on or after the date such successor entity becomes obligated under the Securities or the Indenture, with respect to any payment due or to become due under the Securities or the Indenture, the Company or its successor entity, as the case may be, is, or on the next Interest Payment Date would be, required to pay Additional Amounts, and such requirement cannot be avoided by the Company or its successor entity, as the case may be, taking reasonable measures available to it; provided that for the avoidance of doubt changing the jurisdiction of the Company or any successor entity is not a reasonable measure for the purposes of this section; and provided, further that no such notice of redemption will be given earlier than 60 days prior to the earliest date on which we, or any successor entity, as the case may be, would be obligated to pay such Additional Amounts if a payment in respect of the Securities were then due.

Any Securities that are redeemed will be cancelled.

(7) REDEMPTION AT THE OPTION OF THE COMPANY. If specified pursuant to Section 3.01, the Company will have the right to redeem the Securities of this series, in whole or in part from time to time, at the Company’s option, on at least 30 days’ but no more than 60 days’ prior written notice mailed to the registered Holders of such series of Securities to be redeemed. Upon redemption of the Securities, the Company will pay a redemption price equal to the greater of (1) 100% of the principal amount of the Securities to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments of the Securities to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus      basis points, in each case plus accrued and unpaid interest thereon to the Redemption Date and certified as to amount to the Trustee in an Officer’s Certificate.

(8) MANDATORY REDEMPTION. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Securities.

(9) NOTICE OF REDEMPTION. Notice of redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each Holder at its registered address.

(10) OFFER TO PURCHASE UPON A CHANGE OF CONTROL. If specified pursuant to Section 3.01, upon the occurrence of a Change of Control, unless the Company has exercised its right to redeem the Securities under Section 11.03 or under Section 11.04 of the Indenture, or unless the Change of Control Payment Date would fall on or after the maturity date of the Securities, the Company will make an offer to purchase all or a portion of each Holder’s Securities pursuant to the Change of Control Offer, at a purchase price equal to 101% of the principal amount tendered plus accrued and unpaid interest, if any, to the date of purchase, subject to the provisions of the Indenture.

(11) LEGAL DEFEASANCE AND DISCHARGE. Section 4.02 of the Indenture shall be applicable to the Securities.

(12) COVENANT DEFEASANCE. Section 4.03 of the Indenture shall be applicable to the Securities.

(13) SATISFACTION AND DISCHARGE. The Indenture specifies the means by which it may be discharged and cease to be of further effect with respect to the Securities.

(14) DENOMINATIONS, TRANSFER, EXCHANGE. The Securities are in registered form without coupons in a minimum denomination of $2,000 and integral multiples of $1,000 in excess thereof. The transfer of Securities may be registered and Securities may be exchanged as provided in the Indenture. The Security Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company need not exchange or register the transfer of any Security or portion of a Security selected for redemption. Also, the Company need not exchange or register the transfer of any Securities for a period of 15 days before a selection of Securities of such series to be redeemed or selected for redemption or during the period between a record date and the corresponding Interest Payment Date.

(12) PERSONS DEEMED OWNERS. The registered Holder of a Security may be treated as its owner for all purposes.

(13) AMENDMENT, SUPPLEMENT AND WAIVER. The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As set forth in the Indenture, the Indenture may be amended or modified without the consent of any Holder of Securities in order, among other things: (i) to cure any ambiguity, defect or inconsistency; (ii) to provide for the issuance of additional Securities in accordance with the limitations set forth in the Indenture; (iii) to provide for the assumption by a successor company of the Company’s obligations under the Securities and the Indenture in the case of a merger or consolidation or sale of all or substantially all of the Company’s assets; (iv) to comply with any requirements of the United States Securities and Exchange Commission in connection with qualifying the Indenture under the Trust Indenture Act; or (v) to correct or add any other provisions with respect to matters or questions arising under the Indenture, so long as that correction or added provision will not adversely affect the interests of the Holders of the Securities in any material respect.

As set forth in the Indenture, without the consent of each Holder of an Outstanding Security affected, no amendment may, among other things: (i) modify the Stated Maturity of the Securities or the dates on which interest is payable in respect of the Securities; (ii) reduce the principal amount of, or interest on, the Securities; (iii) change the currency of payment of the Securities; (iv) impair the right of the Holders of Securities to institute suit for the enforcement of any payment on or after the date due; (v) reduce the percentage in principal amount of the Outstanding Securities, the consent of whose Holders is required for any modification of or waiver of compliance with any provision of the Indenture or defaults under the Indenture and their consequences; and (vi) modify the provisions of the Indenture regarding the quorum required at any meeting of Holders.

(14) DEFAULTS AND REMEDIES. Each of the following is an “Event of Default”:

(1) default in any payment of principal on any Security when due (at Maturity, upon redemption or otherwise), continues for 15 days;

(2) default in the payment of interest (if any) and Additional Amounts (if any) on any Security when due, continues for 30 days;

(3) the Company’s failure to comply with any other obligation contained in the Indenture (other than a covenant default in whose performance or whose breach is elsewhere in Section 5.01 of the Indenture specifically dealt with), and continuance of such default or breach for a period of 60 days after there has been given to the Company by the Trustee written notice, as provided in accordance with Section 1.05 of the Indenture, specifying such default or breach and requiring it to be remedied;

(4) the Company’s failure, or the failure of any Material Subsidiary, (a) to pay the principal of any indebtedness for borrowed money, including obligations evidenced by any mortgage, indenture, bond, debenture, note, guarantee or other similar instruments on the scheduled or original date due (following the giving of such notice, if any, as required under the document governing such indebtedness and as extended by any applicable cure period) or (b) to observe or perform any agreement or condition relating to such indebtedness such that such indebtedness has come due prior to its Stated Maturity and such acceleration has not been cured, unless (in the case of clauses (a) and (b)) (i) the aggregate amount of such indebtedness is less than €100,000,000 or (ii) the question of whether such indebtedness is due has been disputed in good faith by appropriate proceedings and such dispute has not been finally adjudicated against the Company or the Material Subsidiary, as the case may be;

(5) if the Company is (or is deemed by law or a court to be) insolvent or bankrupt or presents a request for controlled management (gestion contrôlée) or is granted a moratorium on payments or is unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of) its debts within the meaning of any applicable law, proposes or makes any agreement for the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its debts (or of any part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or any arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of the Company or any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the foregoing events; or

(6) if any Material Subsidiary is (or is deemed by law or a court to be) insolvent or bankrupt or presents a request for controlled management (gestion contrôlée) or is granted a moratorium on payments or is unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of) its debts within the meaning of any applicable law, proposes or makes any agreement for the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its debts (or of any part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or any arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of any such Material Subsidiary or any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the foregoing events (in each case, a “Material Subsidiary Insolvency Event”), provided that no Event of Default under this paragraph (ii) will occur in relation to any such Material Subsidiary Insolvency Event unless (x) the credit rating assigned by any Rating Agency to the long-term, unsecured and unsubordinated indebtedness of the Company within the period of 60 days immediately following such Material Subsidiary Insolvency Event is less than the credit rating assigned by such agency to the long-term, unsecured and unsubordinated indebtedness of the Company immediately prior to or on the effective date of such Material Subsidiary Insolvency Event and (y) a Rating Agency making a Rating Downgrade publicly announces or confirms that such Rating Downgrade was the result of any event or circumstance comprised in or arising as a result of, or in respect of, such Material Subsidiary Insolvency Event.

Upon the occurrence and continuation of any Event of Default, then in every such case the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Securities of the affected series may declare the principal amount of the outstanding Securities of that series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), in accordance with Section 1.05 of the Indenture. Upon any such declaration, the Securities of such series shall become due and payable immediately.

At any time after such a declaration of acceleration with respect to outstanding Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in principal amount of the outstanding Securities of that series, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

(1) the Company has paid or deposited with the Trustee a sum sufficient to pay

(a) all overdue interest on all Securities of that series,

(b) the principal of (and premium, if any, on) any Securities of that series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such Securities,

(c) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Securities, and

(d) all sums paid or advanced by the Trustee hereunder and the reasonable and documented compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

and

(2) all Events of Default with respect to Securities of that series, other than the non-payment of the principal and other amounts of Securities of that series which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 5.04 of the Indenture.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

The Holders of a majority in aggregate principal amount of the outstanding Securities of any series by notice to the Trustee may waive any past default under the Indenture affecting such series, except an uncured default in the payment of principal of or interest on such series of Securities or an uncured default relating to a covenant or provision of the Indenture that cannot be modified or amended without the consent of each affected Holder.

Holders of a majority in aggregate principal amount of the outstanding Securities of a series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, in each case with respect to such series and subject to the limitations specified herein. Subject to Article 6 of the Indenture relating to the Trustee’s duties, the Trustee will be under no obligation to exercise any of its rights and powers under the Indenture unless such Holder has offered an indemnity to its reasonable satisfaction against any loss, costs, expenses and liabilities it may incur.

No Holder of Securities of any series will have any right to institute any proceeding with respect to the Indenture or the Securities of the series or for any remedy thereunder, unless:

(1) such Holder has previously given written notice to the Trustee at its Corporate Trust Office of a continuing Event of Default under the Securities of the series has occurred;

(2) Holders of not less than 25% in aggregate principal amount of the outstanding Securities of the relevant series have made a written request to the Trustee to institute the proceedings in respect of the Event of Default or breach in its own name as Trustee under the Indenture;

(3) the Holders of the Securities of the relevant series have offered to the Trustee reasonable indemnity against the cost and other liabilities of instituting a proceeding and provided a written request to the Trustee at its Corporate Trust Office;

(4) the Trustee for 60 days thereafter has failed to institute any such proceeding; and

(5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Securities of the relevant series have not given the Trustee a direction that is inconsistent with such written request, it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of the Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under the Indenture, except in the manner herein provided and for the equal and ratable benefit of all the Holders.

Notwithstanding any other provision of the Indenture, the right of any Holder of a Security to receive payment of principal, interest and Additional Amounts, if any, on the Security, on or after the respective due dates expressed in the Security (including in connection with a Change of Control Offer), or to institute a suit for the enforcement of any such payment on or after such respective dates, shall not be impaired without the consent of such Holder.

(15) TRUSTEE DEALINGS WITH COMPANY. The Trustee, in its individual or any other capacity, may become the owner or pledgee of Securities and may otherwise deal with the Company or any Affiliate of the Company with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest, it must eliminate such conflict within 90 days, or resign.

(16) NO RECOURSE AGAINST OTHERS. No past, present or future director, officer, employee, incorporator or stockholder of the Company, as such, will have any liability for any obligations of the Company under the Securities or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Securities.

(17) AUTHENTICATION. This Security will not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

(18) ABBREVIATIONS. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM
(= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

(19) CUSIP NUMBERS. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Securities, and the Trustee may use CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Securities or as contained in any notice of redemption, and reliance may be placed only on the other identification numbers placed thereon.

(20) GOVERNING LAW. THE INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

ArcelorMittal

24-26 boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

Facsimile: +352 4792 2189

Attention: Funding Department

ASSIGNMENT FORM

To assign this Security, fill in the form below:

(I) or (we) assign and transfer this Security to:
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint                                          to transfer this Security on the books of the Company. The agent may substitute another to act for him.

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Security)

Signature Guarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE *

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease (or increase)	Signature of authorized officer of Trustee or Custodian

*	This schedule should be included only if the Security is issued in global form.

EXHIBIT B

[FORM OF CERTIFICATE TO BE GIVEN BY EUROCLEAR AND

CLEARSTREAM IN CONNECTION WITH THE EXCHANGE OF A

PORTION OF A TEMPORARY GLOBAL SECURITY

Whenever any provision of this Indenture or the forms of Security contemplates that certification be given by Euroclear or Clearstream in connection with the exchange of a portion of a temporary global Security, such certification shall be provided substantially in the form of the following certificate, with only such changes as shall be approved by the Company:]

CERTIFICATE

[Insert title or sufficient description

of Securities to be delivered]

This is to certify with respect to U.S.$ principal amount of the above-captioned Securities (i) that we have received from each of the persons appearing in our records as persons entitled to a portion of such principal amount (our “Qualified Account Holders”) a certificate with respect to such portion substantially in the form attached hereto, and (ii) that we are not submitting herewith for exchange any portion of the temporary global Security representing the above-captioned Securities excepted in such certificates.

We further certify that as of the date hereof we have not received any notification from any of our Qualified Account Holders to the effect that the statements made by such Qualified Account Holders with respect to any portion of the Principal amount submitted herewith for exchange are no longer true and cannot be relied upon as of the date hereof.

We understand that this certificate may be required in connection with certain securities and tax legislation in the United States. If administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate or a copy thereof to any interested party in such proceedings.

Dated:             , 20

[To be dated no earlier than

the Exchange Date]

[EUROCLEAR BANK S.A./N.V., as Operator of the Euroclear System] [CLEARSTREAM BANKING, SOCIETE ANONYME]

By:

B - 1

EXHIBIT C

[FORM OF CERTIFICATE TO BE GIVEN BY EUROCLEAR AND

CLEARSTREAM TO OBTAIN INTEREST PRIOR TO AN EXCHANGE

DATE

Whenever any provision of this Indenture or the forms of Security contemplates that certification be given by Euroclear or Clearstream to obtain interest prior to an Exchange Date, such certification shall be provided substantially in the form of the following certificate, with only such changes as shall be approved by the Company:]

CERTIFICATE

[Insert title or sufficient description of Securities]

We confirm that the interest payable on the Interest Payment Date on [Insert Date] will be paid to each of the persons appearing in our records as being entitled to interest payable on such date from whom we have received a written certification, dated not earlier than such Interest Payment Date, substantially in the form attached hereto. We undertake to retain certificates received from our member organizations in connection herewith for four years from the end of the calendar year in which such certificates are received.

We undertake that any interest received by us and not paid as provided above shall be returned to the Trustee for the above Securities immediately prior to the expiration of two years after such Interest Payment Date in order to be repaid by such Trustee to the above issuer at the end of two years after such Interest Payment Date.

Dated:             , 20

[To be dated on or after

the relevant Interest

Payment Date]

[EUROCLEAR BANK S.A./N.V., as Operator of the Euroclear System] [CLEARSTREAM BANKING, SOCIETE ANONYME]

By:

C - 1